Exhibit 99.1



Li Auto Inc.

Environmental, Social and Governance Report 2023

02

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Inclusive Care and Shared Growth

04 Low-Carbon Operation and Green Ambition

05 Community Contribution for a Better Society

Appendix

Content

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Inclusive Care and Shared Growth

04 Low-Carbon Operation and Green Ambition

05 Community Contribution for a Better Society

Introduction

Appendix

03

Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Inclusive Care and Shared Growth   04 Low-Carbon Operation and Green Ambition   05 Community Contribution for a Better Society   Appendix

About the Report

Introduction

This is the 2023 Environmental, Social and Governance Report ("ESG Report") released by Li Auto Inc. (a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability). It aims to showcase the ESG strategies, management and practices of Li Auto Inc., its main subsidiaries and consolidated affiliated entities as listed in its annual report (the "Company," "Li Auto," or "we").

Basis of Preparation

This report is compiled in accordance with *the Environmental, Social and Governance Reporting Guide* in the Appendix C2 to the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited (HKEX), as well as the principles of Materiality, Quantitative, Balance, and Consistency therein. This Report also follows the core framework of the *GRI[2] Sustainability Reporting Standards*. Furthermore, this report draws reference from mainstream ESG rating indices such as MSCI[3] and S&P DJSI[4] as well as incorporates the recommendations of SDGs[5] and ISSB[6] into its drafting process.

Report Approval and Access

This report has been reviewed and approved by the Board of Directors on April 12, 2024, who are responsible for the authenticity and validity of the information contained herein. This report is available on the website of HKEX (www.hkexnews.hk) and the Company's IR website (https://ir.lixiang.com) in simplified Chinese, traditional Chinese and English.

Reporting Scope

The materials and data disclosed in this report cover Li Auto Inc., its main subsidiaries and consolidated affiliated entities as listed in its annual report[1]. The information covers the period from January 1, 2023 to December 31, 2023 (the "reporting period," "this year," or "2023"), unless otherwise stated.

Sources of Information

All materials and data referred in this report are sourced from our official documents, statistical reports and financial reports, which have been collected, summarized and reviewed by relevant departments. Unless otherwise stated, the reporting currency herein is Renminbi (RMB).

Disclaimer

Parts of this report are forward-looking subject to uncertainties, which could cause actual results to differ materially from those presented. The Company undertakes no obligation to update any forward-looking statements provided in this report.

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[1] The Data is mainly collected from business entities in Beijing and Changzhou. Entities in Shanghai provide data on revenues, R&D expenditures, and employees for this report.

[2] GRI, Global Reporting Initiative.

[3] MSCI, Morgan Stanley Capital International.

[4] S&P DJSI, S&P Dow Jones Sustainability Indices.

[5] SDGs, Sustainable Development Goals, include 17 global development goals adopted by the United Nations to guide global development from 2015 to 2030.

[6] ISSB, International Sustainability Standards Board.

About Us

Li Auto Inc. is a leader in China's new energy vehicle (NEV) market. Our mission is to "Create a Mobile Home, Create Happiness" ("创造移动的家，创造幸福的家"). We design, develop, manufacture, and sell premium smart electric vehicles. Through innovations in product, technology and business model, we provide families with safe, comfortable and convenient products and services.

In 2018, Li Auto launched its first extended-range electric vehicle— the six-seat premium SUV Li One. In 2022, the Company launched three other extended-range electric vehicles— the six-seat flagship family SUV Li L9, the six-seat premium family SUV Li L8, and the five-seat flagship family SUV Li L7. As of December 31, 2023, the cumulative deliveries of Li Auto had surpassed 600,000 vehicles.

In March 2024, Li Auto officially launched Li MEGA, its high-tech flagship family MPV. As the Company's first high-voltage battery electric vehicle, Li MEGA provides big families with a blend of energy replenishment experience as efficient as traditional ICE vehicle refueling, next-generation design and exceptionally low drag coefficient, roomy and comfortable space, flagship-level performance and safety features, and superior intelligent experience.



05

Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Inclusive Care and Shared Growth   04 Low-Carbon Operation and Green Ambition   05 Community Contribution for a Better Society   Appendix

Sustainability Practices

Li Auto has integrated sustainability practices into corporate strategies and operations. We identify risks and opportunities in business operations while implementing sustainable development strategies with actions from five fronts, namely

"Compliant Operation and Responsible Governance," "Innovative Pioneer and Outstanding Product," "Inclusive Care and Shared Growth," "Low-Carbon Operation and Green Ambition," and "Community Contribution for a Better Society."

In pursuit of corporate vision and mission, we honor our social responsibilities in response to the SDGs, thus contributing to sustainable development of society as a whole.

Areas	SDGs	Our Risks	Our Opportunities	Our Actions
Compliant Operation and Responsible Governance	12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 16 PEACE, JUSTICE AND STRONG INSTITUTIONS	ESG governance risks Business ethics risks Litigation risks Information security risks Privacy leakage risks	ESG strategy Risk control system Management model innovation	Improving corporate governance and ESG governance structure Enhancing communication with stakeholders Ensuring compliant management Ensuring system security Protecting customers' privacy security
Innovative Pioneer and Outstanding Product	9 INDUSTRY, INNOVATION AND INFRASTRUCTURE / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 17 PARTNERSHIPS FOR THE GOALS	Technology R&D risks Intellectual property right risks Product quality risks User safety risks Supply chain risks Customer relationship management risks	Smart driving technologies Innovation layout Industrial resource integration Increase of reliability and business capacity of supply chain Coordinated user innovation	Strengthening technology research and development Promoting industry cooperation Safeguarding intellectual property rights Improving the quality management system Supplier ESG management Improving user satisfaction Review marketing content
Inclusive Care and Shared Growth	3 GOOD HEALTH AND WELL-BEING / 5 GENDER EQUALITY / 8 DECENT WORK AND ECONOMIC GROWTH / 10 REDUCED INEQUALITIES	Illegal employment risks Talent drain risks Human cost risks Benefit guarantee risks Equal opportunity risks Safe production risks Occupational health risks	Diverse talent team Human capital empowerment Use of technological tools Multi-channel knowledge access EHS capability enhancement	Equal and diverse talent recruitment Smooth and effective employee communication Reasonable compensation and benefits Complete training system Equal opportunities for promotion EHS management system building
Low-Carbon Operation and Green Ambition	6 CLEAN WATER AND SANITATION / 7 AFFORDABLE AND CLEAN ENERGY / 11 SUSTAINABLE CITIES AND COMMUNITIES / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 13 CLIMATE ACTION	Policy and regulatory risks Market risks Energy risks Climate change risks Carbon emissions risks in the production process Water pollution risks Waste management risks Natural disaster risks	Formulation of climate change contingency plans Production cost reduction by using renewables Resource access and allocation optimization Materials recycling Green product R&D	Setting up carbon neutrality working group Promoting research and development of green materials Improving the environmental management system Regulating pollutant discharge Evaluate and calculate the carbon footprint of products Building green factories Encouraging green offices
Community Contribution for a Better Society	1 NO POVERTY / 2 ZERO HUNGER / 4 QUALITY EDUCATION	Reputational risks Public safety risks	Enhancement of social value of brand Employment generation Dedication to philanthropy	Providing relief for natural disasters Supporting people in straitened circumstances Organizing educational support activities Supporting charity activities initiated by users

2023 ESG Highlights

Compliant Operation and Responsible Governance

Certified to ISO 37001 - Anti-Bribery Management System

Zero money laundering, insider trading, conflict of interest or any other violations of the code of business ethics cases

Certified to ISO 27001 - Information Security Management System

Zero user privacy data breach incidents

Inclusive Care and Shared Growth

Employees come from 15 countries and regions, and 36 ethnic minorities

More than 16,000 new hires

34,729 enrollments in employee professional training

The construction of the ISO 45001 - Occupational Health and Safety Management System completed by all manufacturing bases

Innovative Pioneer and Outstanding Product

RMB10.59 billion invested in innovation and R&D

R&D workforce of over 6,700

More than 2,700 quality standards met prior to delivery

29,834 employee enrollments in quality and safety training, totaling 44,752 training hours

93.7% of Li Auto's direct suppliers have obtained the ISO 14001 - Environmental Management System certification, 80.9% for the ISO 45001 - Occupational Health and Safety Management System certification and 99.4% for the IATF 16949 / ISO 9001 - Quality Management System certification

Over 95% supplier partner satisfaction rate

100% of user complaints handled and resolved

99.9% test drive satisfaction rate, 99.9% product delivery satisfaction rate, 99.8% after-sales service satisfaction rate

Community Contribution for a Better Society

A total philanthropy contribution of over RMB33 million

Low-Carbon Operation and Green Ambition

Energy consumption of production was 0.096 tce per vehicle, with intended target accomplished

Water consumption of production is 2.9 tonnes per vehicle, with intended target accomplished

100% of manufacturing bases in production certified to ISO 14001 - Environmental Management System

Certified to ISO 50001 - Energy Management System

Conduct carbon footprint accounting for the entire vehicle lineup and lead the industry for carbon emissions assessment in the China Green Car Assessment Programme (C-GCAP)

An annual electricity saving of 723 MWh

98.8% of water resources reused

Reduce carbon emissions by 762,345 kg and 622,872 kg through employees' use of NEV and green flight respectively

The construction of the renewable energy project of Phase II of the Beijing R&D headquarters can reduce 30,272.3 tonnes of CO_2 emissions in the 50-year service life, accounting for 17.6% of the total carbon emissions of the building

Zero administrative punishment related to environmental or ecological issues

2023 Honorary Accolades

AAA MSCI ESG Rating	CSA score of 42	Top 100 ESG Best Practices among China's Listed Companies 2023
MSCI	S&P DJSI	Wind

2023 Hurun Global 500	China's Most Admired Companies 2023	Most Popular Listed Companies
Hurun Research Institute	Fortune	FUTU

New Energy Enterprise of the Year	2023 Top 50 Leading Artificial Intelligence Enterprises 2023	MostIn 2023 Global Talent Attractive Employer
21st Century Business Herald	QbitAI	LinkedIn

Li L9 ranked first in 2023 J.D. Power China New Energy Vehicle Initial Quality Study (NEV-IQS) for Premium Plug-in Hybrid Market Segment	Li L9 achieved a five-star smartstar rating in the IVISTA China Intelligent Vehicle Index	Li L9 achieved a five-star rating in the China-New Car Assessment Program (C-NCAP) with the highest score
J.D. Power	China Automotive Engineering Research Institute Co., Ltd.	China Automotive Technology and Research Center

Li L8 and Li L7 achieved a five-star rating in the China-Automobile Health Index (C-AHI)	Li L8 and Li L7 achieved the highest rating (G rating) in the China Insurance Automotive Safety Index	Excellence Patent of the 24th China Patent Award
China Automotive Engineering Research Institute Co., Ltd. and International Traffic Medicine Association	China Automotive Engineering Research Institute Co., Ltd.	China National Intellectual Property Administration

Provincial-Level Green Factory	Provincial-Level Leading Enterprise for Green Development	Environmental Protection Demonstration Enterprise and Institution
Department of Industry and Information Technology of Jiangsu Province	Department of Ecology and Environment of Jiangsu Province and Jiangsu Federation of Industry and Commerce	Bureau of Ecology and Environment of Changzhou Municipality

01

Compliant Operation and Responsible Governance

Li Auto firmly believes in the principle of compliant operations, pays attention to operational risks, strictly adheres to the bottom line of business ethics, and strengthens cybersecurity measures. Meanwhile, we actively communicate with internal and external stakeholders to learn their expectations and demands, consistently improve operational transparency and accountability to ensure the Company's stable and sustainable development.



1.1 Corporate Governance

1.1.1 Management of the Board of Directors

Li Auto has established a sophisticated, compliant and efficient corporate governance framework with a clear division of rights and responsibilities with the Board of Directors as the highest leadership and decision-making body under the *Company Law of the People's Republic of China*, the *Nasdaq Stock Market LLC Rules*, and the *Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited*, as well as other applicable laws.

Our Board of Directors coordinates and supervises major matters in the Company's business activities and has established three committees, namely, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee to ensure efficient operation. More detailed information of responsibilities of each subordinate committee is available on our IR website and the website of the stock exchanges.

Board Effectiveness

Li Auto holds regular board meetings to facilitate directors' consensus and decision-making plans on key matters such as corporate governance and strategic direction. *The Sixth Amended and Restated Memorandum of Association of Li Auto Inc.* expressly requires that the quorum of directors present at a board meeting shall be a simple majority of the directors then in office, i.e., not less than 50% of the directors shall be present. In 2023, our Board of Directors held five meetings with a 100% director attendance rate.

Li Auto has a well-established procedure for electing and appointing directors. Every director shall be subject to retirement by rotation at least once every three years in compliance with the requirements of the *Hong Kong Listing Rules* and the *Sixth Amended and Restated Memorandum of Association of Li Auto Inc.* We have formulated the *Director Nomination Policy* to set forth the procedures for electing board members. When appointing new board members, we select candidates through a variety of channels, including but not limited to, internal promotion, reappointment, recommendation from other members of management, and external recruitment.

Li Auto sets compensation policies and programs for directors and senior executives, including paying fixed compensation, as well as variable compensation adjusted for performance targets, such as performance bonuses and share-based payment compensation, etc., to encourage directors and senior executives to create long-term value. In addition, we have established the *Clawback Policy*, i.e., the Company has the right to claw back compensation incentives paid under certain circumstances to ensure compliance and due diligence of the directors and senior executives while protecting the interests of all shareholders.

Li Auto internally evaluates the performance of the Board of Directors in its structure, effectiveness and operation mechanism through questionnaires.

Li Auto's board structure



Li Auto's Evaluation Mechanisms of the Board of Directors

Board structure	• Procedures for electing directors • Committee structure • Expertise and professional background of independent directors
Board effectiveness	• Board responsibilities • Focus on the Company's strategies • Oversee the Company's risks
Board operating mechanisms	• Communication channels between directors and management • Board meeting resolutions • Review the annual operation plans

10

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Inclusive Care and Shared Growth

04 Low-Carbon Operation and Green Ambition

05 Community Contribution for a Better Society

Appendix

Board Independence and Diversity

We believe that board independence and diversity are key pillars to safeguard shareholders' interests and maintain stable corporate development. By the end of the reporting period, the Board of Directors of Li Auto consisted of eight members, including two non-executive directors and three independent non-executive directors who account for more than one-third of the members.

Li Auto has a sound board independence assessment mechanism and has formulated the *Li Auto Inc. Policy for Obtaining Independent Views and Opinions* which requires the non-executive directors to perform their independent supervision function while providing independent opinions. The Board of Directors regularly reviews the implementation and effectiveness of this independence assessment mechanism. The independence of the independent non-executive directors is assessed by the Nominating and Corporate Governance Committee.

We have formulated the *Li Auto Inc. Board Diversity Policy*, which stipulates that the Company shall factor into their gender, age, professional expertise, industry experience and educational background when appointing board members, and assess board diversity regularly.

Li Auto's directors

Name	Gender	Position/Responsibility	Professional expertise		
			Industry expertise[1]	Risk management expertise[2]	Financial management expertise[3]
Li Xiang	Male	Chairman of the Board and Chief Executive Officer	√	–	–
Ma Donghui	Male	Executive Director and President	√	–	–
Li Tie	Male	Executive Director, Chief Financial Officer, and Compliance Officer	–	–	√
Wang Xing	Male	Non-Executive Director	–	–	–
Fan Zheng	Male	Non-Executive Director	–	–	–
Xiao Xing	Female	Independent Non-Executive Director	–	–	√
Zhao Hongqiang	Male	Independent Non-Executive Director	–	–	√
Jiang Zhenyu	Male	Independent Non-Executive Director	–	√	√



[1] Directors served a company in the "Automotive" industry classified by the Global Industry Classification Standard (GICS®).

[2] It refers to specialized knowledge of risk management or previous experience in a position related to risk management.

[3] It refers to specialized knowledge of finance and accounting, or previous experience in a position related to finance and auditing.

11

Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Inclusive Care and Shared Growth   04 Low-Carbon Operation and Green Ambition   05 Community Contribution for a Better Society   Appendix

1.1.2   ESG Management

At Li Auto, we are committed to the concept of sustainable development by improving ESG management systems to promote environmental and social harmony, thus improving ESG performance, and creating sustainable corporate value.

The Board of Directors and the Audit Committee of Li Auto are jointly tasked with reviewing and approving ESG strategies and policies. In 2023, the scope of responsibilities at all levels of the ESG management structure has been further clarified, and

a number of ESG-related groups have been newly established and improved, with the governance structure and work lines gradually clarified and improved.

Li Auto's ESG management structure



Board of Directors	Leading and being responsible for ESG management, identifying ESG management framework, reviewing ESG strategies, policies, and targets, and ensuring the building of effective ESG risk management and internal control systems.
Report ↑↓ Approve and supervise	
Audit Committee	Reviewing ESG strategies, policies, targets, annual plans, and mid-long-term plans together with the Board of Directors, as well as supervising their implementation. On the basis of existing responsibilities, the Audit Committee assumes additional responsibilities relating to ESG-related reviews and inspections, including developing ESG-related strategies, frameworks, principles, policies, and systems; overseeing the implementation of ESG targets, reviewing the practices and performance for legal and regulatory compliance; monitoring Key Performance Indicators (KPIs) set by the Company on ESG priorities and ESG performance; and reporting and making recommendations to the Board of Directors on the above matters.
Report ↑↓ Approve and supervise	
ESG Working Group	Developing ESG targets and working plans, improving communication with stakeholders, identifying ESG-related risks and opportunities, and reporting to the Audit Committee.
Report ↑↓ Approve and supervise	
ESG-Related Modules	Sales, Legal and Risk Management, Capital Markets, R&D, Manufacturing, Quality and Safety, Finance, Supply Chain, Human Resources, IT Systems, Administrative Management, and External Affairs, etc. Coordinating the implementation of working plans and advancing specific tasks under the guidance of the ESG Working Group.



1.1.3   Stakeholder Communication

Li Auto fully understands the implications of stakeholders' opinions and expectations on corporate operations and growth.

We highly value communication and exchanges with stakeholders, put in place diverse communication channels, and accept their supervision.

Li Auto's stakeholder communication mechanisms

Stakeholders	Shareholders and investors	Users	Governments and regulators	Employees	Suppliers	Environment	Industries/ associations	Media	Communities
Issues of Concern	Information disclosure Ongoing and stable business growth Corporate governance Innovative development Business ethics Risk management	User service and satisfaction Product quality and safety Information security and privacy protection	Regulatory compliance Compliant operation Information security Business ethics Job creation Green product	Legal employment Training and development Employee benefit guarantee Occupational health and safety	Honest operation Mutual benefit Supply chain management Supply chain risk response Product quality and safety	Energy use and management Sustainable product Green production and transportation Water management Emissions management	Intellectual property rights management Innovative development Green product Cooperative development	Information transparency Compliant operation Information security and privacy protection Responsible marketing	Charity programs Community investment Volunteer activities
Communication Forms	General meeting of shareholders Non-deal roadshow and IR meeting Regular report and announcement Interim announcement and notice Company website Investor mailbox News release	Official App WeChat official account User satisfaction survey Product survey and feedback User complaint and handling Online and offline activity promotion Company website and interactions on social media	Information disclosure Daily communication and report Supervision and inspection Visit reception	Employee satisfaction survey Internal OA system Internal meeting Employee complaint and feedback Internal and external training Regular research and feedback Advocating of corporate culture Employee care activities	Project procurement Supplier contract and agreement Supplier audit and evaluation Supplier empowerment and collaboration Other supplier communication activities	NEV-related technology and product R&D Environmental data disclosure Regular release of ESG report Cultivation of users' low-carbon awareness	Project cooperation Technological exchanges Result sharing	News release Exclusive interview Press conference Company website and interactions on social media	Community activities Charitable activities Company website and interactions on social media

1.1.4   Materiality Assessment

Li Auto diligently identifies and manages sustainability issues, actively seeks feedback and suggestions of stakeholders. In 2023, following the three steps of "identification - screening and assessment - review and confirmation", we reviewed and adjusted material issues, and reported the updated prioritization of material issues and the material issues matrix to the Board of Directors.

Identification process of material issues

Identification	In accordance with HKEX's *Environmental, Social and Governance (ESG) Reporting Guide* and the *GRI Sustainability Reporting Standards*, we have comprehensively categorized material ESG issues and focuses of stakeholders. Through benchmarking practices of peers both domestically and internationally, we have identified 19 material ESG priorities.
Screening and assessment	Based on the results of stakeholder questionnaire surveys, with reference to assessment requirements of ESG ratings and indices (such as MSCI, S&P DJSI, etc.) in capital markets, we prioritized the issues from both "importance to Li Auto" and "importance to stakeholders," and produced Li Auto's material issues matrix in 2023.
Review and confirmation	The ESG Working Group is responsible for reviewing and confirming the material ESG issues identified in the above assessment process, reporting them to the Board, and making recommendations on the final determination of the material issues.

Li Auto's material issues matrix   ● Environmental   ■ Governance   ▲ Social



The distribution of Li Auto's material issues

Importance	Issue	Category	Location	
Extremely high	1. Business ethics	Governance	1.3	Business Ethics
	2. Product quality and safety	Social	2.2	Product Quality and Safety
	3. User service and satisfaction	Social	2.4	User Service
	4. Information security and privacy protection	Governance	1.4	Cybersecurity
	5. Corporate governance	Governance	1.1	Corporate Governance
	6. Sustainable supply chain management	Social	2.3	Supply Chain Management
	7. Occupational health and safety	Social	3.3	Ensuring Safety and Health
	8. Innovative development	Social	2.1	Innovation and Development
	9. Talent attraction and retention	Social	3.1	Attracting Talent
	10. Sustainable product and technology	Social	4.2	Sustainable Product and Technology
Very high	11. Risk management	Governance	1.2	Risk Management
	12. Talent training and development	Social	3.2	Talent Growth
	13. Emissions management	Environmental	4.3	Green Production and Transportation
	14. Employees' rights and welfare	Social	3.1	Attracting Talent
	15. Climate change and carbon emissions	Environmental	4.1	Climate Strategy
	16. Energy management	Environmental	4.3	Green Production and Transportation
	17. Diversity, equity and inclusion	Social	3.1	Attracting Talent
Moderately high	18. Community welfare	Social	5.1	Corporate Social Responsibility
	19. Water management	Environmental	4.3	Green Production and Transportation

1.2   Risk Management

Li Auto prioritizes risk management and internal control which it considers as the core of corporate management.

Li Auto has established an organizational structure for risk management with a clear division of responsibilities. The Board of Directors assumes the highest decision-making authority for establishing and implementing the risk management system as well as for developing the overall objectives of risk management. The Audit Committee reviews the establishment and implementation of the Company's risk management system. The Supervision and Management Working Group, under the Audit Committee, supervises the implementation of the Company's annual risk management plan and the major risk identification and response priority determination. The Legal Affairs and Risk Management Department coordinates the implementation of risk prevention and control measures by relevant business units.

Li Auto has set a risk response and management structure featuring "three lines of defense" to ensure the execution of risk management agendas comprehensively.

In 2023, Li Auto carried out the Enterprise Risk Management (ERM) project, revised the *Li Auto Inc. Risk Management Policies*, the *Li Auto Inc. Internal Control System* and other systems, and optimized the risk management and internal control system covering risk identification, risk assessment and risk response. Additionally, we carried out an annual audit program for the risk management and internal control system to ensure the effectiveness of the system.

As of the end of the reporting period, Li Auto had listed the risks in five major areas, including strategic risks, compliance risks, operational risks, financial risks and corruption risks. We have incorporated a number of ESG risks into our risk management system, including product quality, information security, occupational health and safety, and climate change risks. We manage them in a unified way and effectively improve our capability to address ESG risks.

We carry out continuous risk management training for all employees, including publicizing risk management concepts and methods and sharing typical risk cases, to improve employees' sensitivity to risks and participation in risk responses.

The risk management and internal control system



Risk identification	Risk assessment	Risk response
Draw up a list of corporate-level risks by regularly carrying out risk identifications.	Assess the impact of risks, identify key risks of the year and analyze causes for the risks.	Develop targeted risk response programs and follow-up plans.

List of Li Auto's major risks in 2023

Risk categories	Risks
Strategic risks	• Strategic management risks • R&D and technology risks • Organizational and cultural risks • Climate change risks
Compliance risks	• Information security risks • Intellectual property rights risks • Trade secret risks
Operational risks	• Investment risks • Procurement risks • Human resource risks • Product quality risks • Occupational health and safety risks
Financial risks	• Financial risks • Tax risks • Financial accounting and reporting risks • Budget management risk
Corruption risks	• Litigation and dispute risks • Operational fraud risks • Job misappropriation risks

Li Auto's risk response and management structure



The first line of defense	The second line of defense	The third line of defense
Business departments ranging from R&D, procurement, production, and manufacturing to sales and user services	Internal control and compliance teams	Internal audit and supervisory teams
• Undertake the responsibility of controlling business risks; • Implement specific work relating to risk management; • Participate in the annual corporate risk assessments; • Report regularly to the Supervision and Management Working Group on risk management and control.	• Coordinate the establishment of the risk management system; • Manage major risks at the corporate level; • Review internal systems and processes to control risks by establishing internal control systems; • Organize, coordinate and promote the establishment of compliance management systems; • Conduct compliance review of major issues.	• Independently supervise risk management and control performance across all departments and business areas of the Company; • Timely investigate and deal with employee violations.

< ≡ > 15

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Inclusive Care and Shared Growth

04 Low-Carbon Operation and Green Ambition

05 Community Contribution for a Better Society

Appendix

1.3 Business Ethics

Li Auto constantly strengthens its business ethics governance, with zero tolerance for all misconducts that violate business ethics, and actively fosters the culture of integrity.

1.3.1 Business Ethics Governance

Li Auto upholds business ethics with high standards and has formulated the *Li Auto Inc. Code of Business Conduct and Ethics*, the *Li Auto Inc. Anti-bribery and Anti-corruption Compliance Policies*, the *Li Auto Inc. Whistle-blowing Policies and Procedures*, the *Li Auto Inc. Gift Giving and Hospitality Compliance Management System*, the *Li Auto Inc. Commercial Sponsorship Compliance Management System*, the *Li Auto Inc. Business Partner Anti-bribery Compliance Management System*, and other business ethics management systems,

drawing on the *Company Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, the *Anti-monopoly Law of the People's Republic of China*, the *Foreign Corrupt Practices Act*, the *Sarbanes-Oxley Act 2002*, and other advanced international laws and regulations.

Meanwhile, Li Auto has established a business ethics governance system comprising the Board of Directors, the Strategic Management Committee, and the Legal Affairs and Risk Management Department. The Board of Directors fully supervises and reviews the building of business ethics systems and practices in this regard. In addition, the Working Group for Clean Workplace under the Strategic Management Committee is responsible for guiding, supervising and inspecting the Company's business ethics and code of conduct, improving business ethics systems, fostering a culture of honesty, and investigating and punishing any violations of discipline.

Li Auto adopts a zero-tolerance policy for business ethics misconducts. We have defined all violations, potential violations and punishment mechanisms, including bribery, corruption, unfair competition, and conflicts of interest. Li Auto carries out special anti-bribery audits within the Company every year and realizes closed-loop management by promoting reforms through investigation in response to problems found in the audits. During the reporting period, Li Auto was certified to the ISO 37001 - Anti-Bribery Management Systems.

In 2023, we further clarified our code of business ethics and requirements for all employees and suppliers. We signed integrity and compliance terms with all employees and required all suppliers to sign the *General Procurement Rules*, which contains integrity compliance clauses.



1.3.2   Business Ethics Training

We insist on conducting business ethics training programs for all employees by means of information notification, as well as a combination of online and offline approaches. We provide compliance training sessions for all new hires during orientation, covering training on business conduct and ethics code. All regular employees are required to participate in at least one compliance training session every year. In addition, we carry out specialized anti-corruption and anti-bribery training for employees in key departments.

Case Study: Li Auto's anti-corruption and integrity training for senior executives

In June 2023, Li Auto organized anti-corruption and anti-bribery compliance training for senior executives. We introduced and shared the *U.S. Foreign Corrupt Practices Act* and cases, Li Auto's new anti-commercial bribery compliance systems and requirements, the progress and expectations of the anti-commercial bribery compliance certification programs, and the compliance matters needing attention and cooperation by each business department, so as to strengthen the senior executives' awareness of compliance in an all-round way.

In 2023, Li Auto conducted

48 employee compliance training sessions (including business ethics, anti-bribery and anti-corruption training)

with employee coverage rate of
100%

totaling
17,000 hours

2 anti-corruption and anti-bribery training sessions for senior executives

totaling
120 hours

1.3.3   Reporting Management

Under applicable laws and regulations, Li Auto has updated and published the *Li Auto Inc. Whistle-blowing Policies and Procedures* to clarify the reporting channels and standardize the rights and responsibilities of departments for handling complaints from stakeholders as well as the operation process.

We encourage employees, suppliers, users and other stakeholders to report any known or potential misconduct that may violate laws or business ethics standards. We provide publicly accessible and diverse reporting channels, including mail, email, in-person reporting and hotline. After receiving a credible whistle-blowing report, we will promptly formulate a plan, conduct an investigation, and take serious actions on reported case after confirming a violation.

To safeguard the basic rights and interests of whistleblowers, we have developed protection policies for whistleblowers. Without the consent of a whistleblower, the Company shall not disclose or divulge the whistleblower's personal information and the reported content in any way. In addition, we accept anonymous reports and protect whistleblowers from any form of retaliation.

In 2023, there were no confirmed cases of violating the code of business ethics involving Li Auto, such as money laundering, insider trading and conflict of interest. During the reporting period, there was one lawsuit case of corruption and bribery concluded.

Li Auto's business ethics and compliance training system

Members of the Board of Directors and senior executives	Receiving specialized anti-corruption and anti-bribery training to strengthen compliance awareness.
New hires	Finishing the code of business conduct and ethics and other compliance training during orientation and sign the integrity compliance terms.
Employees in key departments	Receiving specialized training on integrity compliance and publicity education on business in daily work.
All employees (including regular employees, interns, etc.)	Receiving compliance training and take compliance courses.

Li Auto's business ethics reporting channels

Email: compliance@lixiang.com

Hotline: +001 877-249-8611

Mail: Legal Affairs and Risk Management Department, Li Auto Inc., 11 Wenliang Street, Shunyi District, Beijing

1.4 Cybersecurity

Li Auto adheres to the protection of information security and user privacy as the bottom line, relentlessly strengthens the building of information security management and privacy protection, improves the process management ability of secure operations, and effectively avoids network security risks.

1.4.1 Information Security

Li Auto has established an information security management framework with a clear division of rights and responsibilities. The Company has set up an Information and Data Security Team, led by the vice president of Li Auto. The vice president is responsible for planning and implementing information security measures, overseeing and analyzing security management practices and reporting of important matters to the Board of Directors for decision-making.

Li Auto's structure of the Information and Data Security Team


Information and Data Security Team
Business Unit Representatives
Information Security Department
Legal Affairs and Compliance
R&D
Capital Markets
Finance
Corporate System
Administrative Management and External Affairs
...

Li Auto strictly complies with relevant laws and regulations including the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, and the *Provisions on the Administration of Automotive Data Security* (Trial). The Company has revised a series of management systems, including the *Li Auto Inc. Data Security Management System*, the *Li Auto Inc. Data Classification and Grading Management System*, and the *Li Auto Inc. Information Security Vulnerability Management System* to further standardize information security management requirements across the entire data life cycle, clarify data classification and grading standards, and corresponding protection mechanisms.

The Company has also established an information security emergency response mechanism that outlines incident levels, response measures, reporting procedures, and other necessary steps to ensure prompt reactions to information security incidents like network attacks and data breaches. Multiple security tests and emergency drills are conducted annually. Additionally, any vulnerability identified are reviewed and addressed to proactively prevent and mitigate different types of information security incidents. In 2023, Li Auto conducted three emergency drills in total.

Li Auto consistently enhances its data information security protection system, which spans the entire software life cycle, from demand and design to development, testing, launch, operation, and maintenance. We classify the data access authority of relevant staff members, recording the time and data access operations. Additionally, we actively monitor data storage devices in real time, strictly forbidding any unauthorized device usage by employees. Furthermore, information security is integrated into employee performance evaluations, and appropriate penalties are enforced for violations of information security requirements.

All employees and users are strongly encouraged to promptly report network security vulnerabilities through official channels. We have established the Li Auto Emergency Response Center to gather external feedback on network security issues. In addition, we have implemented measures such as an Information Security Mailbox and Information Security Robot to collect feedback on information security incidents from relevant staff.

Case Study: Li Auto's emergency drill before the Li L7 press conference

On January 11, 2023, Li Auto organized an emergency drill to ensure the success of the Li L7 press conference. During the drill, the security operation personnel deployed the Web Application Firewall (WAF) to troubleshoot simulated attacks and initiate security emergency response. They effectively detected and intercepted the network attack, promptly pinpointed the IP address, and implemented a block. The drill's objective was met within the targeted 20-minute timeframe, spanning from detection to prevention, with the entire emergency response process lasting for 24 minutes. The repercussions of the attack were effectively managed and contained.

Li Auto routinely performs internal audits across business operations and engages third-party entities in external inspections and data security audits, aming to proactively identify issues and implement management and technical strategies to mitigate security risks. In 2023, Li Auto significantly improved information security automated detection capabilities and completed 29,423 automated internal inspections, with 159 internal specialized security inspections and four external tests. During the reporting period, we obtained the ISO 27001 - Information Security Management System certification and passed the Network Security Level Protection Evaluation for critical systems, satisfying international authoritative standards in information security.

Li Auto highly values employee training on information security awareness. We have established a robust network security training mechanism and actively conducted information security training for all employees as well as specializing training for data-related personnel. Ultimately, this proactive approach enhances both security awareness and protection skills across the organization.

In 2023, Li Auto conducted a total of four employee information security training sessions, achieving a coverage rate of 100% among employees. The total duration of the training amounted to 14,883 hours.

1.4.2 Privacy Protection

Li Auto adheres to personal data protection laws and prioritizes protection covering the entire life cycle of data to prevent breaches of privacy information and personal data.

Li Auto diligently complies with relevant laws and industry standards such as the *Personal Information Protection Law of the People's Republic of China*. In 2023, the Company formulated various guidelines including the *Li Auto Inc. Privacy Policy for Users* and the *Li Auto Inc. Management System for Personal Information Protection*. We developed a user information protection mechanism that spans the entire life cycle and integrates into the Company's overall risk management system. Further efforts were made to regulate the collection, storage and use of personal information as well as identify, evaluate, and manage risks related to the processing of personal information. We also insisted on reducing the risk of data breaches or improper data usage.

Li Auto fully respects and protects users' rights to their personal information. In 2023, the Company released the *Li Auto Inc. Code of Personal Information Protection and Privacy Security*. Additionally, all employees and suppliers were mandated to adhere to privacy protection laws and company regulations to ensure comprehensive privacy protection to the lagest extent.

The Company has established a robust framework for managing the protection of user personal information. As the top responsible body, the Information and Data Security Team oversees decision-making, guidance, and supervision of personal information protection activities. Additionally, we have implemented a process for handling personal information complaints. In the event of any compliant concerning user personal information, we promptly conduct internal investigations and verification to ensure users' privacy security.

Li Auto regularly conducts personal information protection impact assessments to identify privacy risks that may adversely affect users' personal information. We evaluate the effectiveness of measures adopted to protect this information and conduct regular work with respect to personal information protection and privacy security. In addition to promptly identifying and resolving issues, we report to the Information and Data Security Team in a timely manner. At present, Li Auto has achieved ISO 27701 - Privacy Information Management System certification with a coverage rate of 100%.

Li Auto offers privacy and security education to all employees to raise their awareness of data protection. During the reporting period, the Company organized seven employee training sessions focused on privacy protection, with a total of 15,051 enrollments and 7,816 hours. Additionally, we recommended articles on privacy protection on a monthly basis, reaching an annual reading audience of 420,000. 100% of our employees received privacy training.

In 2023, Li Auto received three complaints regarding personal information and privacy. 100% of the complaints were promptly addressed and fully resolved in accordance with relevant procedures, and no user privacy data breaches occurred.

Li Auto's protection mechanism for user information

Collection	• We clearly require obtaining the user's consent before collecting personal information. • We detail the purpose, use, basis, etc. of collecting personal information. • We promise not to use the information for any purposes not specified in the *Li Auto Inc. Privacy Policy for Users*.
Storage	• We adopt security protection measures that meet industry standards to protect users' personal information against unauthorized access, public disclosure, use, modification, damage, and loss. • We take reasonable measures to ensure the accurate and safe storage of users' personal information, such as access control, encrypted transmission, encrypted storage, and displaying sensitive information after desensitization. • We use trusted protection mechanisms to prevent malicious attacks on data.
Transfer and disclosure	• We adopt a strict internal plan to prohibit providing user data to other personal information processors without the user's consent or legal basis. • We take necessary measures to protect the rights of users when the transfer of personal information involves entrusted processing, sharing, transfer, and public disclosure. This includes signing strict confidentiality agreements or privacy agreements with third parties, terminating cooperation with partners who abuse or leak user data, as well as promptly implementing protection measures.
Protection	• Users have the right to query, copy, correct, supplement, or delete personal information in accordance with laws and regulations and the *Li Auto Inc. Privacy Policy for Users*. • If the user revokes their authority, the authorization shall be cancelled. When the user cancels the authorization, the forced collection and use of the user's personal information is prohibited. • We provide various feedback channels, including hotline, privacy email, and mailing address, to promptly address users' privacy complaints or requests for rights.

Li Auto's privacy protection training system for employees

Training on personal information protection	Training on the publicity of personal information protection management systems
Training on the Manual of Personal Information Protection Impact Assessment	Training on retail personal information protection
Training on after-sale personal information protection	Personal information protection for service experts
Training on privacy compliance of the Product Department	Training on administrative personal information protection

02



Innovative Pioneer and Outstanding Product

Li Auto places product quality, technological innovation, and user satisfaction at the forefront. We collaborate closely with our supply chain partners to embody our core value, "to exceed the needs of users by creating superior products and services."



2.1 Innovation and Development

Li Auto is dedicated to continuous exploration in areas such as electrification technology, autonomous driving, and smart space. Our unwavering commitment is to deliver competitive products and services that cater to user needs while enhancing their quality of life through technology.

2.1.1 Innovation and R&D Layout

Innovation serves as an inexhaustible wellspring of strength, propelling Li Auto towards sustainable development. We have meticulously crafted an innovation and R&D framework with a clear division of rights and responsibilities. The Product Development and Technology Committee assumes the role of the top management and decision-making body for innovation and R&D. The Technology Planning Team orchestrates the full-process management of various innovation projects. The Quality Operation Team provides process support and quality control and assists R&D experts in implementing innovation projects.

Li Auto's innovation and R&D management structure


Product Development and Technology Committee
Technology Planning
Electrification Technology
Autonomous Driving
Smart Space
Smart Manufacturing
Material Technology
Other R&D Segments
Quality Operation

Electrification Technology

Li Auto is dedicated to advancing R&D breakthroughs in power battery technology, with a focus on battery performance improvement and safety inspection. In collaboration with suppliers and through optimization of cell subcomponents such as cathode, electrolyte, and separator, we have significantly reduced impedance and improved conductivity. Additionally, we have achieved 5C charging capabilities, thereby enhancing battery performance remarkably.

Meanwhile, we have developed an 800V high-voltage electric platform and conducted full-stack self-development of core subsystems and sub-components of electric drive system, covering power chips, power modules, electronic control, motors, and powertrain systems. We also pioneered the introduction of the "Qilin" battery solution. As the Company's first high-voltage battery electric vehicle, Li MEGA is built on an 800-volt battery electric platform and is equipped with the joint-developed Li Auto-CATL Qilin 5C battery. Li MEGA delivers a maximum charging power of over 520kW and a driving range of 500 kilometers within a 12-minute charge, assuring big families of a superior energy replenishment experience, enabling them to travel without range anxiety.



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Introduction 01 Compliant Operation and Responsible Governance 02 Innovative Pioneer and Outstanding Product 03 Inclusive Care and Shared Growth 04 Low-Carbon Operation and Green Ambition 05 Community Contribution for a Better Society Appendix

Autonomous Driving

In 2023, Li Auto accelerated the rollout of AD Max 3.0 through the upgrade of OTA 5.0. With this upgrade, AD Max 3.0 will provide full scenario autonomous driving (Navigation on ADAS) and assisted driving (lane change control) functions, as well as the industry-leading active safety system (AEB) and automated parking system, which significantly enhanced the user experience.

The AD Max 3.0 assisted driving system, based on 4D Bird's Eye View perception model, provides real-time analysis of dynamic and static situations on most road sections, and generates precise evaluation of the surrounding environment in a stable manner. We proposed an innovative method, Neural Prior Net (NPN), to enhance the road reconstruction of complex

intersections, and proposed an end-to-end Traffic Intention Net (TIN) to improve the generalization ability of traffic light cognition. Moreover, utilizing deep learning capabilities of large models, the AD Max 3.0 assisted driving system achieves decision-making and planning abilities comparable to human drivers. By the end of 2023, the full-scenario NOA function had been deployed on highways, city expressways, and urban roads in over 110 cities nationwide.

Li Auto places paramount importance on establishing a robust R&D platform for autonomous driving. By the end of 2023, we pioneered the domestic industry in terms of cloud computing power, and provided a solid foundation for the training and rapid updating of algorithms and models.

Case Study: Li Auto develops the TIN model to overcome the technological challenges of all-scenario NOA

The R&D team has successfully trained and developed the TIN model to make driving decisions at intersections with traffic lights by incorporating various types of data such as video footages, brake and throttle inputs, and steering wheel angles from human drivers when passing through intersections. After deployed, the TIN model relies solely on video footages as direct input to determine the vehicle maneuvers like starting, stopping, and turning, which improves the generalization ability handling different types and specifications of traffic lights. This methodology resolves the challenges encountered by NOA and LCC when driving through intersections, and significantly improves the reliability, smoothness, and user experience of corresponding autonomous driving functions.



Smart Space

Li Auto is committed to delivering users with a natural and efficient spatial interaction experience in the cabin. We aim to create a new-generation multimodal human-machine interaction technology system. With multimodal perception and recognition capabilities, "Li Xiang Tong Xue," the smart in-car voice assistant, can clearly hear every passenger's voice in the cabin and cater to the needs of every family member considerately.

Relying on self-developed 3M technologies (MVS-NET[1], MIMO-NET[2] and MSE-NET[3]), "Li Xiang Tong Xue" can fully perceive multimodal information in the cabin. This includes localized three-dimensional visual perception, voice zone localization, and precise human voice separation. Additionally, it features

multilingual, multi-dialect, and multi-task speech perception capabilities. A multi-modal omnidirectional audio-visual instruction technology has been also developed.

In 2023, Li Auto successfully developed the multi-modal cognitive model, Mind GPT. The model adopts self-developed TaskFormer neural network architecture. It is trained on scenarios such as driving, entertainment, and travel by using technologies such as Supervised FineTuning (SFT) and Reinforcement Learning fromHuman Feedback (RLHF). With the ability of understanding, generating, knowledge memory and reasoning, users can use it without any instruction words.

Case Study: Mind GPT empowers "Li Xiang Tong Xue"

In 2023, Li Auto's Mind GPT initiated internal testing through OTA 5.0. Tailored for key scenarios and featuring over 1,000 capabilities across 111 areas, Mind GPT empowers "Li Xiang Tong Xue" to serve as a versatile assistant for driving, travel, entertainment, and knowledge dissemination among all family members. With the introduction of new features such as full-time activation, instruction mode, simple mode, and enhanced dialect mode, it completely transforms the interactive experience in the cabin. In 2023, Mind GPT topped the comprehensive evaluation rankings for Chinese language models C-Eval[4] and CMMLU[5], showcasing Li Auto's leading position in natural language processing technologies in China.



---

[1] MVS-NET, Multi-View Stereo Vision Network.
[2] MIMO-NET, Multiple-Input Multiple-Output Neural Network.
[3] MSE-NE, Multilingual and Multi-Accent ASR End-to-end Network.

[4] C-Eval is a comprehensive language model test assessment tool jointly developed by Tsinghua University, Shanghai Jiao Tong University, and the University of Edinburgh, covering 52 disciplines in various fields such as humanities, social sciences, and natural sciences.

[5] CMMLU is a multi-task language understanding and evaluation benchmark jointly constructed by MBZUAI, Shanghai Jiao Tong University, Microsoft Research Asia, and the University of Melbourne, including basic and advanced evaluation for 67 areas.

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Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Inclusive Care and Shared Growth

04 Low-Carbon Operation and Green Ambition

05 Community Contribution for a Better Society

Appendix

Smart Manufacturing

Li Auto is dedicated to advancing R&D innovation within the smart manufacturing and consistently explores smart manufacturing solutions. Through the large-scale adoption of self-developed technologies such as automation equipment, and machine vision, our goal is to improve production efficiency and quality, thus ultimately empowering intelligent manufacturing.

Li Auto's smart manufacturing R&D cases in 2023

Automatic stamping system	• The self-developed automatic boxing system for stamped parts, based on vision guidance, enables autonomous trajectory planning, resulting in cost reduction and efficiency improvement at all posts. • The self-developed box imaging system, empowered by 3D-point-cloud technology, enables robots to plan trajectories automatically online. This system lowers the precision requirements for tools while increasing equipment uptime and reducing maintenance costs.
Intelligent analysis system of manual actions	• Algorithm-based video comprehension action analysis can realize the digitization of operator actions, analysis of personnel action beat, analysis of operation standardization, to ensure stable quality of the assembly process.
BDC automatic storage & retrieval system	• An independent welding BDC automatic storage & retrieval system is applied in the production line. Along with the self-developed Manufacturing Execution order control system, it can adjust the production mode in real time based on production volume to achieve 100% customized production. • The Warehouse Management intelligent sorting system is utilized to significantly improve sorting capabilities, maintaining a quality rate of over 99% for completely flexible order sequences.

Material Technology

We are dedicated to utilizing high-quality and high-performance material solutions. We explore material technology innovation in areas such as lightweight design, low-carbon development, standardization, modularization, and localization to enhance the growth and progress of the automotive industry.

We actively develop and utilize renewable, recyclable, and eco-friendly materials. While ensuring performance requirements, we promote the application of low-carbon materials to reduce reliance on exhaustible resources and reduce carbon emissions during production and use. In 2023, Li Auto successfully developed a new type of integrated die-casting material. By optimizing the melting, refining, and degassing processes of aluminum alloys, 30% of the raw materials used in parts were recycled materials. For more information, please refer to the subsection "4.2.2 Green Materials."



2.1.2   Technology Opening-Up Leadership

Li Auto has a strong R&D innovation team and actively recruits top-notch technological talent in the industry. We closely collaborate with research institutes, universities, and industry organizations. In addition to leading industry-university-research cooperation, we actively contribute to the development of industry standards and share technological advancements with society.

We have assembled R&D teams and set up R&D centers in Beijing, Shanghai, and other locations to constantly explore cutting-edge technologies and deliver exceptional products. As of the end of the reporting period, Li Auto had had a R&D workforce of over 6,700, with the annual investment in innovative R&D reaching RMB10.59 billion. We collaborate with Tsinghua University, Beihang University, and Shanghai Jiaotong University to jointly train postdoctoral talents to provide both sides with research and development and practice cooperation opportunities, and jointly promote technological progress and industry development. As of the end of 2023, Li Auto's postdoctoral workstation had housed 16 postdoctoral fellows involved in research projects such as battery safety algorithms, advanced thermal management, and vehicle control, resulting in over 30 invention patents filed.

Case Study: Li Auto participates in the "Young Science and Technology Leaders Training and Funding Program"

Li Auto has actively participated in the Young Science and Technology Leaders Training and Funding Program. Guided by strategic plans such as *The New-Generation Artificial Intelligence Development Plan* issued by the State Council and *The White Paper for Digital Twin Application* released by the Ministry of Industry and Information Technology of China, Li Auto focuses on applied research in swarm intelligence and digital twin. This initiative aims to cultivate and reserve talent for Li Auto's self-developed high-performance computing platform.

Case Study: Li Auto cooperates with Tongji University to conduct the "Research on Localization and Mapping Technology in Autonomous Parking"

In 2023, Li Auto partnered with a team led by Professor Zhao Junqiao from Tongji University to work on the "Research on Localization and Mapping Technology in Autonomous Parking." The researchers have made several achievements in key technological areas such as visual relocalization, localization and mapping framework, and occupancy grid networks. These achievements effectively enhanced the generalization ability of autonomous parking in the self-driving scenario.

We actively participate in the development of industry standards with various standard setting organizations, including the National Technical Committee of Auto Standardization and the China Society of Automotive Engineers, contributing to the building of the automotive industry standard system. As of the end of 2023, Li Auto had participated in 46 research projects for standard formulation and joined over 13 special working groups.

Case Study: Li Auto participates informulating automotive industry standards

- Li Auto was invited to participate in the formulation of the *Mandatory National Standard Technical Requirements for Vehicle Cybersecurity*. Li Auto actively shared viewpoints and suggestions during the drafting process. The standard was submitted to the Standardization Administration of the People's Republic of China for approval in September 2023.

- Li Auto deeply engaged in the drafting of two energy industry standards, namely NB/T 11305.1-2023 *Two-Way Interaction Between Charging and Discharging of Electric Vehicles Part 1: General Principles* and NB/T 11305.2-2023 *Two-Way Interaction Between Charging and Discharging of Electric Vehicles Part 2: Orderly Charging*.



2.1.3 Protecting Intellectual Property

Li Auto places a high emphasis on the management and protection of intellectual property rights (IPRs). The Company adheres strictly to applicable laws and regulations, including the *Copyright Law of the People's Republic of China* and the *Rules for the Implementation of the Patent Law of the People's Republic of China*. To strengthen IPR management, Li Auto has established policies such as the *Li Auto Inc. Patent Application Administration Measures* and the *Li Auto Inc. Patent Guidelines*. These efforts aim to enhance the management of patents and other IPRs continuously.

In accordance with relevant laws, regulations, and normative documents such as the *Trademark Law of the People's Republic of China*, we have formulated internal systems, including the *Li Auto Inc. Trademark Authorization Management Process*, the *Li Auto Inc. Standard Process of Trademark Registration Application*, and the *Li Auto Inc. Standardized Process System for Trademark Protection*. We continually improve our trademark registration management system to safeguard our reputation and brand image.

To effectively motivate employees' enthusiasm for technological innovation, we have developed clear incentive mechanisms, including the *Li Auto Inc. Detailed Rules for the Implementation of the Patent Application Administration Measures* and the *Li Auto Inc. Intellectual Property Incentives Management Measures*.

Li Auto has strategically built a comprehensive patent portfolio centered on key technical fields of our products. We actively manage patent risks during the product development phase. By the end of 2023, Li Auto had obtained 3,368 authorized patents, 1,669 registered and approved trademarks, as well as 98 copyrights.

Li Auto places a high emphasis on intellectual property (IP) training, aiming to enhance the Company's awareness of IP while conducting diverse activities to strengthen employees' understanding of IP protection. By the end of 2023, Li Auto had carried out a total of 34 IP protection training sessions, with the participation reaching 2,905 attendees.

Case Study: Li Auto's Intellectual Property Promotion Month

In April 2023, Li Auto held the Intellectual Property Promotion Month across various regions. During this event, we recognized and awarded exceptional individuals and departments for their efforts in patent protection throughout 2022. Li Auto's Changzhou Manufacturing Base conducted training sessions on basics of patents and trademarks, and trademark usage specifications for parts and packaging, with over 300 participants.

Case Study: Li Auto's IPRs highlights in 2023

- Li Auto actively invests in the R&D of battery electric vehicles (BEVs). As of the end of the reporting period, the Company had obtained 313 patents related to electrification technology[1].
- The "Li L9 Sculpture Model" and "Li ONE Sculpture Model" have been selected as excellent copyright works by the Copyright Protection Center of China.
- Li Auto's invention patent titled A Method and Apparatus for Vehicle Vibration Control, Drive Control System, and Vehicle won the Excellence Patent at the 24th China Patent Award sponsored by the China National Intellectual Property Administration.

Certificate of "Excellent Patent" of the 24th China Patent Award



Li Auto's IPRs at domestic and international levels in 2023

IPR	Data
Cumulative number of patent licenses in China	3,335
Cumulative number of international patent licenses	33
Cumulative number of trademarks acquired in China	1,003
Cumulative number of international trademarks acquired	666

Li Auto's whole-process monitoring mechanism for patent risks

Risk monitoring	Developing a patent information analysis mechanism and regularly updating the R&D Department on industry development.
Identification and evaluation	Identifying potential patent risks during product development and evaluating technical solutions to effectively identify potentialpatent infringement risks.
Risk response	Formulating response plans based on conclusions regarding patent risks.

[1] The electrification technology patents cover four technical fields: vehicle control, charging system (including on-board charging system), high voltage system and thermal management.

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Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Inclusive Care and Shared Growth   04 Low-Carbon Operation and Green Ambition   05 Community Contribution for a Better Society   Appendix

2.2   Product Quality and Safety

Li Auto has established rigorous product quality and safety standards and systems. We pay close attention to every aspect of our vehicles, from design and development, to production, testing, and after-sales service. Our goal is to deliver vehicles that are not only safer but also more comfortable for all family members.

2.2.1   Quality Management System

Li Auto adheres to international standards such as ISO 9001 - and IATF 16949. We have established a quality management system covering R&D, supply chain, manufacturing, and after-sales service. We also regularly invite professional third parties to audit and certify our quality management system. In 2023, Li Auto renewed its IATF 16949 - Quality Management System certification and conducted audit certification for newly built manufacturing bases.

In 2023, we updated our quality management system covering product design and R&D quality, supply chain quality, manufacturing quality, and after-sales quality. We also updated nearly 200 process documents.

Li Auto's quality management system



Product R&D Quality

Li Auto incorporates safety into the product design and R&D processes. Based on the Plan, Do, Check, and Act (PDCA) management model, we have formulated and implemented the *Li Auto Inc. Quality Manual* and other quality procedures, such as the *Li Auto Inc. Vehicle Development Control Procedures* and the

Li Auto Inc. Process Design and Development Control Procedures in accordance with the requirements of the quality management system. Furthermore, we standardize the management of functional safety during the design phase to guarantee that the product design aligns with our quality objectives.

Supply Chain Quality

Li Auto ensures the quality compliance of various materials through means such as in-house R&D, vertical integration of the supply chain, and close collaboration with suppliers. We refine procedures such as the *Li Auto Inc. Production Parts Procurement Control Procedures* and the *Li Auto Inc. Advanced Product Quality Planning (APQP) Management Control Procedures* to further standardize the management of parts procurement. We set clear quality and progress standards for parts development in new product project to ensure consistent product quality across the entire supply chain. For further information, please see subsection "2.3 Supply Chain Management."



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Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Inclusive Care and Shared Growth   04 Low-Carbon Operation and Green Ambition   05 Community Contribution for a Better Society   Appendix

Manufacturing Quality

Li Auto continuously improves quality management requirements throughout the entire vehicle manufacturing process. We have optimized the *Li Auto Inc. Audit and Control Procedures* and detailed the frequency of manufacturing process audits at all manufacturing bases. By doing so, we have enhanced the management of system audits, process audits, and product audits.

Li Auto focuses on building a product verification system featuring software and hardware collaboration, which fully combines external strategic partnership test resources with internal capabilities to update mature verification standards.

This system consists of hardware tests for materials, parts, systems, and vehicles, as well as software tests for autonomous driving, Human Machine Interface (HMI), and whole vehicle E/E. This approach effectively ensures the quality and performance of Li Auto's products. Prior to delivery, we conduct rigorous quality standard checks on the vehicle's appearance, functionality, sealing, safety compliance, and road test performance. The total number of pre-delivery quality standard checks exceeds 2,700.

In line with our smart manufacturing strategy, Li Auto proactively incorporates cutting-edge algorithms, automated machinery,

and intelligent driving technologies into the production and manufacturing processes. This integration facilitates automated, intelligent, and unmanned quality inspections across various scenarios. By implementing intelligent inspection projects, we aim to enhance inspection consistency and accuracy while achieving cost reduction and efficiency improvement. In 2023, Li Auto rolled out several intelligent inspection projects at the Changzhou Manufacturing Base.

Li Auto's intelligent inspection projects

Automatic inspection of lighting defects	By using 2D cameras and visual algorithms to capture images of vehicle lighting, the system is able to determine whether there are any defects such as lights being on or off, dimming, flickering, or uneven brightness. This ensures the reliable functionality of the headlights before shipment.
Automatic thermal imaging inspection	Robotic arms and temperature sensors are used to automatically collect temperature-related data, enabling the digitized automatic measurement and data traceability of temperature for air conditioning systems, seats, rear windshields, and external rearview mirrors.
Automatic inspection of fast and slow charging	With 3D cameras, robots, and intelligent electrical inspection systems, users can automatically connect the charging gun with the vehicle. This enables monitoring and diagnosis of the battery system, charging current, and voltage to ensure the stable operation of both fast and slow charging.
Automatic inspection of Logo defects	Using image algorithms, the system can automatically detect defects such as misalignment and missing of the "Li" logo, "Li Auto" logo and "model" logo. This process reduces inspection time and significantly improves inspection accuracy.
Vehicle-equipment interconnection	We have introduced a full-stack self-developed intelligent wireless electrical inspection and interconnected vehicle-equipment system. This also enables intelligent wireless interconnection between inspection equipment, electrical inspection programs, and the Manufacturing Execution System (MES), thus achieving unmanned inspections.
Noise, Vibration, Harshness (NVH) intelligent inspection	By utilizing in-car microphones to collect vehicle acoustic data and embedding our self-developed NVH analysis algorithm into the eXchangeable Control (XCU) module, we have achieved noise testing during dynamic road tests and static tests of vehicle. This approach effectively ensures the NVH performance of the vehicle.

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Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Inclusive Care and Shared Growth   04 Low-Carbon Operation and Green Ambition   05 Community Contribution for a Better Society   Appendix

After-sales Quality

In full compliance with the *Regulation on the Administration of Recall of Defective Auto Products of the People's Republic of China* and other relevant laws and regulations, Li Auto has developed the *Li Auto Inc. Recall Management Procedures*. In 2023, we refined the work processes and delineating responsibilities for each department involved in the recall management system. The refinement aims to improve the efficiency and quality of our recall management efforts.

Upon receiving any feedback about production or product defects, the decision-making team responsible for handling major quality issues will immediately hold a meeting. According to GB/T 34402-2017 *Safety of Motor Vehicle Product - Guidelines for Risk Assessment and Risk Control*, we will carry out defect analysis and demonstration on target products, decide whether to initiate the recall and report the incident to relevant government authorities as required. Once the defect is confirmed, we immediately halt the production and sale of defective vehicles. We actively communicate with vehicle owners about the defect and response measures. Furthermore, we submit recall plans, periodic recall reports, and recall summary reports to relevant government authorities as mandated to effectively address product quality issues. In 2023, there were no product recall incidents involving Li Auto, including those caused by health or safety hazards.

2.2.2   Fostering Quality Culture

Li Auto promotes quality awareness among all employees through various forms and channels to strengthen their sense of quality res-ponsibility, cultivate quality habits, and foster a quality-oriented working environment.

In 2023, Li Auto recorded

29,834   employee enrollments
in quality and safety training

totaling

44,752   hours

Case Study: Li Auto continuously advances quality-themed training

In 2023, we made sure that all employees received quality awareness training right from the start, during their induction and pre-job training, as well as throughout their on-the-job training. Additionally, we created specific quality education and training plans tailored to the needs of employees in various positions within the Company.

- Training for front-line inspectors: After new employees join the team, we organize training sessions such as the *Quality Basic Knowledge*, the *Definition of Quality Defects*, and the *Quality Awareness*. Pre-job training involves theoretical and practical training on quality standards, job inspection procedures, and other related topics based on the content and requirements of the inspection positions.

- Training for reserve talents through on-campus recruitment: To cultivate reserve talents and establish a talent pool for quality and safety, we have developed 38 training courses covering various departments, positions, and professional technologies. These courses aim to comprehensively enhance the expertise and skills of fresh graduates in quality and safety.



2.2.3   User Safety Assurance

Li Auto is committed to building a safety system by consistently improving and applying vehicle safety technologies. We also strive to enhance the health coefficient of vehicle materials, aiming to bring safe travel experience to all family members.

Li Auto has established an enterprise-level safety system in accordance with the *Guidelines on Strengthening the Construction of Safety Systems for New Energy Vehicle Enterprises* jointly issued by five ministries and commissions including the Ministry of Industry and Information Technology of the People's Republic of China. This system covers product safety design, operational monitoring, after-sales service, emergency response, accident handling, and cybersecurity. In July 2023, Li Auto's safety system underwent an assessment by the China Automotive Engineering Research InstituteCo., Ltd. and received an A rating.



System safety

Li Auto's full-stack self-developed autonomous driving (AD) system is equipped with a powerful Bird's Eye View perception architecture and LiDAR, thus ensuring accurate recognition even in rainy or nighttime conditions. During the reporting period, we optimized high-frequency accident scenarios on Chinese roads. Specifically, we enhanced recognition capabilities for pedestrians, bicycles, tricycles, and vehicles. Under the autonomous emergency braking (AEB) mode, we can achieve a working speed of 4-135 kilometers per hour and a maximum stopping speed of 120 kilometers per hour.



Battery safety

Li Auto safeguards battery safety throughout the entire life cycle focusing on battery design safety, production safety, and operation safety. To mitigate thermal runaway even under the most stringent conditions, we employ the state-of-the-art heat insulation and flame-retardant technology, as well as super-large exhaust and cooling solutions. This strategy effectively prevents thermal diffusion following the failure of a single cell. Additionally, we employ LiA, our self-developed early-warning system, to continuously monitor battery health. We recorded zero incidents of thermal runaway or self-ignition due to safety reasons for over 550,000 batteries.

Driving Safety

To ensure safe driving, Li Auto focuses on enhancing system safety, battery safety, vehicle body safety, and usage safety.



Vehicle body safety

The "Fortress Protection System" is a self-developed defensive vehicle body structure of Li Auto. Over 75% of the white cage-style body is comprised of high-strength steel. The battery design incorporates flame retardant materials to prevent thermal diffusion and fire propagation in the entire battery pack. Dual longitudinal beams provide double protection for the battery modules, while the safety airbags and curtains protect all occupants in the vehicle. This method ensures 360-degree protection for every passenger. Li Auto conducts over 40 crash tests under various non-standard safety scenarios, which has surpassed the standards C-IAS and C-NCAP.
Our products have achieved top ratings for C-IASI, C-NCAP, C-AHI, and IVISTA. In C-IASI testing, Li L9, Li L8, and Li L7 obtained a G rating, the highest rating, in the 25% small overlap crash test for both the driver and passenger side.



Usage safety

We distribute the pre-use instructions of the driving assistance system to users to publicize our safe driving operation specifications. Moreover, in order to help owners cultivate safety awareness, we have added the safety education function to the driving assistance system. When the system is first activated, the safety education video will be automatically played through the pop-up window.

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Healthy Product

Li Auto is devoted to providing a healthy and high-quality in-car experience for every family member.

We have set up a materials library to carefully choose healthy and environmentally friendly by conducting assessments on odor, Volatile Organic Compounds (VOC) levels, performance evaluation, and other criteria. Our goal is to eliminate any potential negative impacts of harmful substances on users' right from the source. Furthermore, we conduct strict quality control at every stage of quality testing as well as monitor and evaluate the Vehicle Odor Intensity (VOI) and the in-car concentration of VOC. Our manufacturing bases have set up professional vehicle/part VOC test cabins which are equipped with high-efficiency

analytical equipment. Every batch of vehicles undergoes the VOC inspection to ensure that each vehicle delivered should comply with national VOC standards.

In terms of vehicle electromagnetic radiation prevention, Li Auto adopts strict standards to control the Electro Magnetic Compatibility (EMC) performance of parts and components. We conduct EMC verification and virtual simulation verification of vehicle electrical systems in the process of vehicle R&D. We also establish industry-leading EMC laboratories to conduct testing and verification for the vehicle and parts. This approach ensures that the electromagnetic radiation impact of our vehicle models is far lower than national standards.

Li Auto has won high recognition of the industry for VOC/VOI evaluation and obtained professional certifications. From March to July 2023 Li L9, Li L8 and Li L7 obtained the full five-star certification of the four tests, namely in-car VOC&VOI, particulate matter, and sensitization risk, in the China-Automobile Health Index (C-AHI) health evaluation for mass-produced vehicles. In September 2023, Li L9, Li L8 and Li L7 were awarded the "Zero-Formaldehyde" certificate by the China Automotive Technology and Research Center Co., Ltd.



2.3   Supply Chain Management

Li Auto continuously upgrades its supply chain management system to ensure stable supply. We also bolster our ESG management and risk response within the supply chain. Through empowering our suppliers and partners, we effectively drive the sustainable development of the upstream and downstream industry.

2.3.1   Supply Chain Management System

Li Auto has established a robust supply chain management system. The Strategic Management Committee consists of the

Supply Management Committee and the Production-Supply-Sale Joint Commitment. The Supply Management Committee is responsible for supplier and material management, and makes daily supply chain decisions. The Production-Supply-Sale Joint Committee focuses on fostering collaboration among the supply chain, R&D, product, sales, and service.

In 2023, Li Auto shifted from passive supply chain management to active management. We implemented Integrated Supply Chain (ISC) architecture and built closed-loop capabilities by introducing a top-level design plan for the supply chain. This plan includes category management and supplier management, aiming to enhance the stability of the supply chain comprehensively and systematically.

Category Management

Li Auto classifies materials into strategic materials, leverage materials, bottleneck materials, and conventional materials based on their risk level and importance. Taking into account their characteristics and demand, we carefully manage these materials properly to guarantee a stable supply. Additionally, we also take into account factors such as the country of production and product characteristics to effectively mitigate supply chain risks related to national/ regional regulatory requirements, supply chain structure, energy consumption, emissions, material toxicity, or potential pollution.

Supplier Management

To improve supplier management efficiency, Li Auto categorizes suppliers into strategic suppliers, preferred suppliers, qualified suppliers, restricted suppliers, and eliminated suppliers based on their importance and performance evaluations. We conduct quarterly performance evaluations of suppliers using measurable assessment criteria and performance outcomes. Additionally, we regularly update the performance evaluation criteria for suppliers.

Li Auto continuously deepens its cooperation with strategic and preferred suppliers. We provide rectification suggestions for suppliers with identified problems and dynamically monitor the progress of their corrective actions. This approach drives ongoing improvement among our partners of the supply chain, enhances quality and efficiency, as well as meets the demands of upstream and downstream businesses. As a result, a resilient supply chain has been established.

As of the end of 2023, Li Auto had a total of 434 direct suppliers[1].



Integrated Supply Chain Management

Category management

High

Supply chain risk level

| Bottleneck material | Strategic material |
| Conventional material | Leverage material |

Low   Material importance level   High

Supplier management

Supplier full life cycle

Sourcing → Certification → Nomination → Evaluation → Classification → Collaboration → Development → Exit → Sourcing

---

[1]   Direct suppliers provide parts, components, and auxiliary materials for vehicle production, including all kinds of parts, mold and tooling and they represent the largest procurement share of Li Auto.

2.3.2   Supplier ESG Management

Li Auto always upholds high standards of ESG management in its supply chain management. We continuously track the ESG performances of our suppliers.

In 2023, we updated a series of internal policies, including the *Li Auto Inc. General Procurement Rules,* the *Li Auto Inc. General Rules for the Procurement of Parts and Raw Materials*, and the *Confidentiality Agreement*. These efforts have further regulated our partnership with suppliers, improved the transparency and traceability of our supply chain, and safeguarded intellectual property rights and business secrets. Furthermore, we conducted comprehensive risk assessments on candidate suppliers in key aspects such as product quality, production safety, business ethics, environmental impact, and labor rights.

We integrate ESG assessments into the access criteria for potential suppliers. During the stage of industrialized product development, we thoroughly consider the impacts of ESG factors such as professional certifications, compliance, energy efficiency, and waste. We also conduct rigorous inspections and management of suppliers to ensure compliance with relevant standards. Through annual supplier audits, we continually monitor and encourage suppliers to improve their environmental protection and safety practices. This collaborative approach is aimed at fostering sustainable development with our suppliers. Suppliers found to have serious integrity issues, concealment, or safety incidents will be subject to an exit mechanism and will be identified as eliminated suppliers.

Case Study: Li Auto urges suppliers to resolve environmental compliance hazards

In April 2023, during a routine on-site audit, Li Auto identified environmental compliance hazards with one of its suppliers. Immediate action was taken to urge the supplier to rectify the problems in accordance with the latest environmental regulations. With guidance from Li Auto, the supplier developed and implemented a comprehensive improvement plan, which included installing efficient waste gas recovery devices. By June 2023, the supplier had completed the equipment upgrades, ensuring compliance with the new environmental regulation requirements and successfully passing the inspection carried out by the environmental authority.

Li Auto's supply chain ESG access audit score

ESG aspect	Requirement	
Quality	• Establish effective quality management systems • Obtain IATF 16949 or equivalent third-party certifications	• Inspect product quality and issue relevant reports • Set quality goals and take improvement actions
Safety	• Comply with national laws and regulations on building safety and fire safety • Obtain health and safety management system certifications, such as ISO 45001 • Establish safety production organizations, such as safety production committees	• Meet the requirements regarding the production, storage, and transportation of flammable and explosive dangerous goods • Meet information security requirements
Business ethics	• Establish internal anti-corruption compliance management systems • Prohibit all illegal acts of corruption, unfair competition, fraud, bribery, and other crimes among employees	• Sign integrity and compliance with employees, suppliers and other stakeholders
Environment	• Abide by national and regional environmental laws and regulations • Obtain environmental management system certifications, such as ISO 14001 • Assess the environmental impact of production and products • Promote energy-saving and emission-reduction production methods	• Recycle vehicles and auto parts whenever possible • Encourage suppliers to produce products that satisfy recyclable standards • Prioritize purchasing eco-friendly, recyclable materials with low pollution and emissions
Labor	• Comply with national labor laws	• Stay in compliance with employment laws and prevent child labor or forced labor

As of December 31, 2023

93.7%
of Li Auto's direct suppliers obtained the ISO 14001 - Environmental Management System certification

80.9%
of Li Auto's direct suppliers obtained the ISO 45001 - Occupational Health and Safety Management System certification

99.4%
of Li Auto's direct suppliers obtained the IATF 16494 / ISO 9001 - Quality Management System certification

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2.3.3   Supply Chain Risk Response

Li Auto has established a comprehensive risk analysis and emergency response mechanism, conducting thorough assessments of potential risks within the supply chain. We have also implemented early warning systems and robust risk prevention and control frameworks in key areas such as quality, production capacity, delivery, and ESG. Through daily early warnings and regular updates on risk incidents, we ensure that all stakeholders can promptly respond to risks, ensuring the stability and reliability of the supply chain.

In 2023, Li Auto optimized its supply chain risk model by adding processes such as category strategic management and financial risk assessment during supplier admission. We also strengthened the full life-cycle risk monitoring and refined our risk response mechanisms.

Li Auto has established comprehensive supplier capacity management guidelines and information tools. We have also conducted systematic assessments and monitoring of potential capacity risks among suppliers. This approach facilitates real-time and effective reporting of risks. Additionally, we adopt localized and dual sourcing solutions of the supply chain so as to effectively address capacity and supply risks among suppliers. As a result, we have enhanced the resilience, safety, and stability of our supply chain.

In 2023, Li Auto's Supply Chain Management Department conducted risk assessments and management for key auto parts, resulting in a significant increase in production capacity through timely intervention and adjustments.

Case Study: Response to the risks of supply chain production capacity

In September 2023, a lighting equipment supplier for Li Auto was flagged as having a high-level production capacity risk by the risk monitoring system following the completion of an urgent supply task. To guarantee the stable supply of critical parts, we devised a special supply assurance plan. Within one month, we successfully maintained an adequate stock, effectively ensuring the steady supply of lighting equipment.

Case Study: Li Auto establishes an electric drive manufacturing base in Changzhou

In 2023, Li Auto set up its electric drive manufacturing base in Changzhou to secure the production and supply of two core components, namely motor controllers and motor rotors. With an annual production capacity of over 600,000 units, we have gained the technological edge in the manufacturing of the 5-in-1 electric drive assembly.

Conflict Minerals Management

Li Auto is dedicated to enhancing the traceability of raw materials in the supply chain and adhering to responsible procurement principles. We urge strategic suppliers and key suppliers to perform due diligence on conflict minerals to verify that the raw materials and components supplied do not involve conflict minerals.

Li Auto's risk response model of supply chain

	Supplier admittance	Product development	Suppliers' manufacturing	Manufacturing at Li Auto	User usage
Quality risks	✓	✓	✓	✓	✓
Capacity risks	✓	✓	✓	✓	✓
Delivery risks	✓	✓	✓	✓	✓
ESG risks	✓	✓	✓	✓	✓
Response measures	• On-site audits • Capability assessments • Category strategic management • Financial risk assessments • ESG performance assessments	• Quality assessments • Key supplier management	• Key procedures • Controlling key quality control points	• Quality control • Quality improvements • Independent production of core parts	• Big-data tracking and task order generation • Full-process quality control

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2.3.4 Empowering Suppliers

Li Auto cooperates closely with partners in both the upstream and downstream sectors of the supply chain. Through diversified interactions, our goal is to establish a stable, efficient, and high-quality industrial supply chain.

Li Auto actively engages in product R&D as well as production lines with its suppliers. We collaborate closely with supplier teams to collectively overcome technological barriers.

Case Study: 2023 Li Auto Global Partners Conference

From October 12 to 13, 2023, we organized the 2023 Li Auto Global Partners Conference in Changzhou, Jiangsu under the theme "Move Forward and Break Through." Following the principle of "Pursuing Excellence Together with Li Auto," the conference drew over 400 supplier partners. In-depth discussions took place on enhancing and innovating the supply chain. Additionally, we conducted a satisfaction survey among the suppliers, achieving a satisfaction rate exceeding 95%.

Case Study: Li Auto cooperates with the supply chain to ensure the successful mass production of key components

During the development of key components, Li Auto's engineering and procurement teams proactively engaged in overcoming production technological barriers and bottlenecks. Together with tier-2 suppliers Li Auto was, they were fully involved in product development and quality control. To solve problems occurring during the component testing, Li Auto, along with the tier-1 supplier, set up an expert team. We conducted thorough investigations, verification, and problem identification at the site of the tier-2 suppliers. Additionally, we developed effective solutions to ensure the successful mass production of the vehicle model.

We give high priority to supplier quality training and tailor our training content to meet the strategic development needs of Li Auto and the performance of our suppliers. While assisting suppliers in enhancing their overall quality, we strive to establish a more stable and reliable supply chain and achieve win-win progress with our suppliers.

In 2023, Li Auto conducted

410
supplier quality training sessions

100%
coverage of supplier quality training

Case Study: Li Auto conducts quality training for range extender suppliers

From May to October 2023, Li Auto conducted a targeted 6-month training program for a range extender supplier. The program covered Toyota Business Practices, Statistical Process Control (SPC), Measurement System Analysis (MSA), visual management, and change management. As a result, the supplier's quality index saw a significant improvement of 80.8%.


理想
理想汽车2023全球合作伙伴大会
Li Auto Global Partners Conference 2023
理想

< ≡ >   35

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                    and Responsible   and Outstanding   and Shared   Operation and   Contribution for a
                    Governance   Product   Growth   Green Ambition   Better Society   Appendix

2.4   User Service

Li Auto adheres to the brand value proposition of "becoming the preferred choice for family users and growing together with users." We continuously improve our services and actively carry out user community activities, aiming to provide users with safer, more convenient, and more comfortable products and service experience.

2.4.1   Responsible Marketing

We incorporate responsible marketing practices throughout the entire sales and service process. Through our direct sales model and well-established sales and service network, we offer customers standardized and transparent services. All vehicle data, including energy consumption, safety, range, configuration, and sales volume disclosed to users and the public, undergo verification and certification by national authorities to prevent deceptive advertising or excessive marketing. Our sales personnel are required to truthfully introduce vehicle information, product highlights, purchase rights, brand culture, and other relevant content to users, as well as provide them with the most authentic product experience possible.

We keep a close eye out for the potential malpractices of sales personnel during the service process. In 2023, we updated the *Li Auto Inc. Business Management System for Retail Stores*.

We also conducted thorough investigations and imposed strict penalties for misconduct, including fake leads, falsified test drive records, fabricated follow-up records, and overpromising of users' rights and interests.

We conduct internal audits and third-party spot checks at all our stores nationwide to guide and assist them in developing standardized operations and service modes. In the form of "mystery customers," we inspect key aspects of the sales process to ensure the high quality of user experience. In 2023, we conducted 2,430 spot checks across all stores.



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2.4.2   After-Sales Support

With the goal of "serving our users in a time-saving, considerate and convenient manner", Li Auto is dedicated to enhancing its after-sales service capabilities, diversifying options for users, and offering better service experiences.

After-Sales Service System

To meet the diverse service needs of car owners during usage, we have established a standardized, regulated, and streamlined after-sales service system covering various service scenarios both online and offline. Through the "one expert for whole-process service" model, we ensure that users are served by a maintenance expert during the entire process including appointment confirmation, reception, maintenance, payment, and delivery. By integrating online remote diagnostics with offline mobile services, we aim to help users with maintenance needs in a more convenient manner. Additionally, "Li Xiang Tong Xue," our upgraded smart in-car voice assistant, can assist users in diagnosing anomalies and making an appointment for maintenance with just a voice command.

Case Study: Li Auto's mobile services

In 2023, Li Auto expanded its mobile service coverage to 60 cities across 29 provinces. We also offer a wide range of routine maintenance services. Users can enjoy door-to-door maintenance services with less time. As of the end of the reporting period, we had completed 24,831 mobile service orders with a satisfaction rate of 99.98%.

Charging Network

Li Auto has been actively deploying its charging network and establishing a complete energy replenishment system to better serve users. As of the end of 2023, Li Auto had brought over 300 5C super charging stations into operation, linking key cities in the Beijing-Tianjin-Hebei region, Yangtze River Delta, Greater Bay Area, and Chengdu-Chongqing Economic Circle.

In the future, we plan to invest at least RMB6 billion in the ongoing construction of more than 5,000 self-operated 5C super charging stations; franchised urban charging stations also will be widely deployed in 2024.

After-Sales Quality Assurance

Li Auto has set up a service assurance mechanism under centralized headquarter coordination. We offer online and offline guidance and support to service centers to enhance the quality of after-sales services delivered by front-line teams. Our technical support team can promptly address complex issues using active fault warnings and passive fault handling. In 2023, Li Auto introduced a specialized quality inspection role and implemented a three-tier quality control process involving "self-inspection by maintenance experts, mutual inspection by servicing center managers, and final inspection by quality inspection experts," to mitigate quality risks during maintenance.

We are fully aware that the service awareness and professional skills of after-sales personnel are key to after-sales service quality. Therefore, we have provided training programs tailored for employees at different levels and positions. These programs include online and offline lectures delivered by experienced instructors, as well as in-store training sessions. In 2023, Li Auto organized 240 sessions of after-sales service training, with a total of 8,299 enrollments and 234,599 training hours. This training covered 100% of the front-line after-sales service personnel.

Maintenance Insurance Guarantee

We constantly improve the functional design of insurance products and related services based on user needs. We also provide online procedures to facilitate insurance applications and renewal. In 2023, we enhanced our collaboration with insurance firms to improve the insurance service solutions. Additionally, we improved the user experience for online claims reporting and accident repair claims, thus minimizing repair waiting time.



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2.4.3 User Experience

Li Auto proactively creates feedback channels for users, listens to their input, engages in the building of user communities, and continuously enhances the user experience.

User Communication

Li Auto places great importance on user feedback and has set up various communication channels such as a 400 hotline and our Li Auto App for car owners, aiming to provide 24/7 service for our users. Upon receiving user complaints, we classify and follow up these cases promptly based on the type and severity of the complaint. We consider resolving complaint cases within 3 days and 7 days as key performance indicators to enhance the efficiency and quality of our complaint resolution processes for users.In 2023, we achieved a 100% handling rate of complaints.

User Satisfaction Management

Li Auto consistently prioritizes user satisfaction by conducting surveys on aspects such as test drives, product delivery, and after-sales service. Through these surveys, we continuously refine our products and services to ensure the best possible experience for our users.

In 2023, we successfully met our yearly goals for customer satisfaction across areas like test drive, product delivery, and after-sales service. In the *Brand Health Tracking Study for NEV in H2 2023 released by LandRoads*, Li Auto secured the top spot with a "Brand Popularity Index" of 54%[1].

Test drive satisfaction rate	Product delivery satisfaction rate	After-sale service satisfaction rate
99.9%	99.9%	99.8%

User Community Building

Li Auto actively cultivates a user community founded on mutual respect, aiming to create rich, interesting, and practical content and features. We promote user-generated content, cultivate a dynamic community spirit, and consistently provide diverse value to our users.

Case Study: Li Auto's Assisted Driving Safety Month

- In July 2023, Li Auto held its Assisted Driving Safety Month. We shared guidelines on the safe utilization of the assisted driving system through *A Letter from the Autonomous Driving Product Manager*. Users were encouraged to share their practical insights and recommendations on assisted driving through topic discussion in Li Auto App community. Furthermore, we conducted a interative test on assisted driving safety for car owners and awarded exclusive badges to users who completed the test.

- In 2023, a total of 63,000 users participated in the test and earned the badge. The event discussions got 270,000 views on related content and 2,200 users posted in Li Auto App community.

Case Study: Li Auto's Family Tech Day

On June 17, 2023, Li Auto organized its first Family Tech Day at the Changzhou manufacturing base, with the objective of presenting the latest developments in intelligent technologies. At this event, we provided car owners and their families with insights into our intelligent manufacturing facilities and the vehicle manufacturing process. This initiative not only offered attendees a behind-the-scenes look at the creation of Li Auto's vehicles but also sparked children's interest in exploring intelligent technologies.



---

[1] The index represents the likelihood of the brand popularity, namely "How many out of 100 customers are likely to favor this brand."

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03



Inclusive Care and Shared Growth

Li Auto embraces a talent value proposition to "empower employees to grow, achieve, and receive rewards" in our quest for attracting and cultivating diversified talents. Our commitment extends to fostering an equitable, inclusive, safe, and healthful work environment, where we safeguard employee rights and interests, and nurture their professional growth.



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3.1   Attracting Talent

We adhere to legal and equal recruitment practices, cultivating a diverse and inclusive workplace environment. Additionally, we provide competitive and comprehensive salary and welfare benefits to consistently attract exceptional talents.

3.1.1   Diversity and Inclusion

Li Auto adheres to legal recruitment practices in strict accordance with the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Provisions on the Prohibition of Using Child Labor*, and other relevant laws and regulations. We have formulated and issued the *Li Auto Employee Rights and Interests Policy* to safeguard the legitimate rights and interests of our employees.

We adhere to a talent recruitment management standard outlined in the *Li Auto Inc. Recruitment Management Policies* and the *Li Auto Inc. Privacy Policy* for job application. Our commitment lies in ensuring equal employment opportunities throughout the screening, interview, and hiring processes. When on-boarding new hires, we diligently verify their ID information to prevent child labor or forced labor. Additionally, we require them to sign the *Confirmation Letter of Entry Commitment* and *Employment Conditions*. During the reporting period, no incidents of child or forced labor occurred at Li Auto.

We place great emphasis on building diverse talent pools. Our approach involves creating tailored recruitment strategies for different roles, leveraging a variety of talent acquisition tools and channels. This enables us to attract a broad spectrum of high-quality candidates with relevant professional expertise, skills, and experience.

The Company cultivates a diverse, inclusive and culturally rich environment, catering to employees from diverse cultural backgrounds. We respect various cultural customs across different regions and offer care and support to our minority employees.

Li Auto prioritizes a fair and inclusive workplace for all employees. We have established the *Li Auto Inc. Anti-Discrimination Management Provision* and the *Li Auto Inc. Anti-Sexual Harassment Management Provision*. In 2023, we revised the *Li Auto Inc. Employee Handbook*, explicitly prohibiting discrimination based on factors such as race, skin color, religion, nationality, descent, sex, gender identity, age, marital status, mental or physical disability, or sexual orientation. Additionally, we address inappropriate behaviors, including workplace sexual harassment.

The Company has released the *Li Auto Inc. Whistle-blowing Policies and Procedures*, encouraging employees to report any instances of discrimination, harassment, or misconduct, whether they are verbal, physical, or written or in any other form. The procedures provide a clear and direct channel for reporting such incidents to supervisors and the human resource department. Confidentiality is strictly maintained for

whistleblowers and relevant departments, including human resources will conduct thorough investigations within specified time limits. If a violation is confirmed, appropriate disciplinary measures will be taken against the involved personnel. During the reporting period, no employee filed complaints related to discrimination or sexual harassment at Li Auto.

Li Auto's diversified workforce composition

Employees come from 15 countries and regions

including China, Australia, Brazil, and Germany

1,655 employees come from 36 ethnic minorities

including Bai, Bulang, Buyi, and Tibetan



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Introduction | 01 Compliant Operation and Responsible Governance | 02 Innovative Pioneer and Outstanding Product | 03 Inclusive Care and Shared Growth | 04 Low-Carbon Operation and Green Ambition | 05 Community Contribution for a Better Society | Appendix

Li Auto's employee composition







Data in 2023		Categories
Total number of employees	31,591	
Number of employees by gender	25,967	Male
	5,624	Female
Number of employees by employment type	31,591	Full-time
	0	Part-time
	0	Outsourced
Number of employees by age	14,941	29 and below
	15,636	30 to 39
	1,014	40 and above
Number of employees by geographical region	31,552	Chinese mainland
	16	Hong Kong SAR, Macau SAR and Taiwan
	23	Overseas

Data in 2023		Categories
Number of employees by educational background	4,926	Master and above
	9,860	Undergraduate
	10,305	Junior college
	6,500	Senior high school and below
Number of employees by rank	28	Senior management above
	311	Middle management
	59	Junior management
	31,193	General employees
Number of employees by profession category	6,726	R&D
	12,340	Sales and marketing
	2,974	General and administrative management services
	9,551	Production
Number of employees by job type	9,561	Blue-collar employees
	10,559	White-collar employees
	11,471	Store-based employees
Number of special employees	123	Disabled employees
	1,655	Ethnic minority employees
	22	Overseas employees

Data in 2023		Categories
Number of Total employee turnover/ Employee turnover rate	7,037, 22.3%	
Employee turnover rate by gender	22.1%	Male
	23.1%	Female
Employee turnover rate by age	30.0%	29 and below
	15.7%	30 to 39
	9.9%	40 and above
Employee turnover rate by geographical region	22.3%	Chinese mainland
	37.5%	Hong Kong SAR, Macau SAR and Taiwan
	26.1%	Overseas

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3.1.2 Employee Benefits

Li Auto has put in place a comprehensive salary and benefits system. Our employees receive competitive compensation, including performance-based cash incentives and long-term equity rewards. We continuously enrich the non-salary benefits available to all employees, enhancing their sense of belonging and happiness.

Case Study: Li Auto's 8th-anniversary celebration

In June 2023, Li Auto organized a series of activities for its 8th-anniversary celebration to enhance employees' sense of identification and belonging to the Company and to strengthen team cohesion.

- We organized family day events in Beijing, Shanghai, Changzhou, and Hangzhou, inviting employees and their family members to witness the milestones of our growth and development.
- We created an 8th-anniversary brand book, featuring stories from over 52 employees and users, commemorating the growth of every member of Li Auto's community.
- We organized online quizzes and lucky draw activities and presented employees with exclusive gift packages for the Company anniversary to enhance their understanding and sense of identification with our corporate culture.

Non-salary benefits of Li Auto employees

Onboarding care	• Onboarding physical examination	• Onboarding training
Colorful life	• Li Auto's anniversary celebration • Chinese New Year gifts for all employees	• Team-building activities
Workplace conveniences	• Flexible work arrangements, such as remote work and flexible working hours • Shuttle buses between offices	• Multi-route commuting shuttle buses
Insurance guarantee	• Social insurance including endowment insurance, medical insurance, unemployment insurance, industrial injury insurance, and maternity insurance • Housing provident fund • Supplementary medical insurance, major disease insurance, accidental injury insurance, and life insurance • Protection plans for specific types of jobs	• Self-paid commercial insurance plans of "Family care" groups, including supplementary medical insurance, life insurance, accident insurance, and critical illness insurance • Major and serious disease assistance • Financial assistance to charity funds
Maternity support	• Maternity leave, maternity check leave, nursing leave, paternity leave	• Maternity rooms
Healthy life	• Annual comprehensive physical examinations • Mental health services and support	• Health tips and themed activities • Vending machines, convenience stores, and cafes



3.2   Talent Growth

Li Auto considers talent cultivation a critical organizational strategy. Our core focus is on personal growth, empowering individuals to "shape their own destiny and push the boundaries of personal development." We provide employees with a comprehensive talent cultivation system and clear paths for promotion and development. Through this, employees can achieve breakthroughs and improvement, contributing to the rapid growth of our organization.

3.2.1   Cultivating Talent

Li Auto has established a talent cultivation system centered on general ability, professionalism, and management. By aligning with the specific job skill requirements of white-collar, blue-collar, and store-based employees, we have designed customized courses and training programs. This system supports career development and empower employees to

realize their self-value. In 2023, the professional training of our employees recorded 34,729 enrollments, covering about 90% employees, with employee average training hour exceeding 17 hours.

General Ability Cultivation

Li Auto thoughtfully crafted a product map that focuses on enhancing employees' general abilities. This map is built around core courses like *Toyota Business Practice* and the *Seven Habits of Highly Effective People*. To facilitate a seamless integration into our corporate culture and values, as well as to prepare new employees for their roles, Li Auto's CEO personally conducts a course on *Brand and Organization* for all newcomers. In 2023, Li Auto went above and beyond by offering over 15 training courses designed for new employees. These courses were comprised of 96 sessions throughout the year, benefiting a total of 4,141 employees.

For newly employed graduates, we maintain our successful novice training camp. Each fresh graduate receives a comprehensive training system that combines online learning, offline practice, and departmental training. This approach ensures a smooth transition from student life to the professional working environment.

Case Study: "Sailing Plan" school-enterprise cooperation project

In 2023, Li Auto continued its "Sailing Plan" for the second consecutive year. This initiative involves collaboration with universities to nurture professional talent in after-sales maintenance and manufacturing. The "Sailing Plan" offers over 100 hours of theoretical courses and more than 350 hours of practical training courses. Additionally, it provides customized internship opportunities for students who complete and pass the final assessment. As of the end of the reporting period, Li Auto had partnered with over 30 institutions through the "Sailing Plan." The annual count of co-trained students on campus reached 1,214, with an additional 578 students participating in internships.

Li Auto's talent cultivation system



	Professional competency cultivation				Management capability cultivation		
Store-based employee training	Retail business capability training	Delivery business capability training	Service business capability training	Charging network business capability training	Executive advanced management training	Store manager reserve management training	Provincial leader reserve management training
Blue-collar employee training	General worker training	Mechanic training		Technician training	Shift leader reserve management training		Section supervisor reserve management training
White-collar employee training	Horizontal business talent training program		Vertical sequence talent training program		Entry-level management training	Middle management training	Senior management training
	General ability cultivation						
	New employee training (campus recruitment + new hires from social recruitment)			+	General course training		

Professional Competency Cultivation

We set up targeted professional training for employees in different professional sequences and positions, actively introduce external training resources, and help employees enhance their professional knowledge, skills, and experience. We encourage business managers and key talent to share professional expertise and real-world cases within their fields. By doing so, we foster the accumulation of achievements within the organization, enhancing employee professionalism and expanding their understanding of cutting-edge knowledge, technology, and industry best practices.

Case Study: 2023 professional skills enhancement program for blue-collar employees

- We provided mentors for more than 900 blue-collar employees, responsible for conducting skill training one to two times per week;
- We provided support for the qualification authentication and training of blue-collar employees with special skills, covering more than 75 employees to date;
- We organized an annual blue-collar skills competition, providing a platform for blue-collar employees to test and showcase their professional abilities, attracting over 600 blue-collar participants.

Management Capability Cultivation

At Li Auto, we have established a tiered training system for our managers, and developed differentiated training programs for white-collar, blue-collar, and store-based management personnel. The aim is to design learning paths for managers at different levels and in different professional fields, providing the capabilities, resources, and tools needed for self-management, team management, and collaboration.

We continuously carry out various continuing education and degree certification programs, supporting senior managers in obtaining EMBA/MBA degrees through national unified examinations.

We encourage self-improvement in terms of professional skills and capabilities. To facilitate this, we offer subsidies to employees pursuing various professional technical certificates and management certifications. As of the end of the reporting period, 47 individuals had benefited from these programs, with the subsidy amount surpassing RMB150,000.

Case Study: Li Auto's "Executive Business School" project

In February 2023, Li Auto inaugurated its "Executive Business School" project by holding its opening ceremony in Beijing, welcoming 35 students in the inaugural batch. This two-year program encompasses over 20 courses across four major modules: philosophy, professionalism, mentality, and transformation. By the end of the reporting period, the first batch of students had successfully completed five courses during the first semester, systematically enhancing their understanding of management theory and honing their practical skills.

Case Study: Li Auto's servicing center reserve management talent development program

In 2023, Li Auto diligently executed its in-store reserve management talent development program. This program's objective is to groom participants into maintenance supervisors within three years and store managers within five years. The program provides guidance through four stages: selection, cultivation, employment, and retention. This structured approach establishes a clear career development path for fresh graduates enabling them to thrive within the Company. By the end of the reporting period, 128 individuals had benefited from this initiative, effectively bolstering the pool of core position talents at the Li Auto stores.

Li Auto's 2023 key professionalism transformation training program

Program	Targeted Group	Content
Product manager special training camp	Product managers	Enhancement of professional skills, management capabilities, and basic abilities
Business operations manager special training camp	Business operations managers	Team integration, enhancement of product capability, coordination capability, and operational capability
Supply manager special training camp	Supply managers	Enhancement of professional skills, coordination capacity, and operational capability
HRBP training program	HRBP	Role recognition, training based on role recognition, program completion defense
Financial BP training program	Financial BP	Role recognition, structured thinking, non-authoritative influence
Retail regional manager training program	Retail regional managers	Business finance, strategic management, marketing, team collaboration

3.2.2 Promotion and Development

Li Auto has built a career growth ladder featuring "horizontal mobility and vertical promotion" for employees. We clearly define the career paths and establish a comprehensive performance management system to fully ignite the emotional initiative desires and enthusiasm of our dedicated workforce.

Career Paths

At Li Auto, we evaluate employees across all levels in a comprehensive and objective manner and have established transparent, equal and smooth career development trajectories for white-collar, blue-collar and store-based employees.

In 2023, we introduced a 360-degree interview program specifically for cadre promotion. This comprehensive assessment evaluates candidates across various dimensions, including cultural values, mindset, process capabilities, and performance. The goal is to precisely define growth directions for each individual fostering continuous improvement.

Li Auto's promotion standards

White-collar employees	We construct a development path and a multi-level promotion ladder based on "1 management + 5 professions" sequences.
Blue-collar employees	We put in place a 9-level promotion ladder that includes the management sequence and the skill sequence.
Store-based employees	We put in place an 8-level promotion ladder from product experts to senior executives.

Performance Appraisal and Incentives

At Li Auto, we adhere to the concept of value creation and result-orientation, and have established standardised performance appraisal and evaluation systems. The Company has established a comprehensive evaluation system based on Personal Business Commitment (PBC) and The Seven Habits of Highly Effective People to assess white-collar employees half a year while blue-collar and store-end employees are assessed based on actual business characteristics. The evaluation results are further linked to promotions, bonus and salary adjustments.

We have put in place a long-term incentive plan covering our core employees. The plan encompasses a variety of equity incentive arrangements, all tied to individual performance and contribution. Our goal is to ignite employee motivation for growth and actively contribute to the success of our business.

Li Auto's classified promotion criteria

White-collar employees	The core promotion standards include PBC and the ideas from *The Seven Habits of Highly Effective People.*
Blue-collar employees	The core promotion standards include performance and skill standards.
Store-based employees	The core promotion standards include performance assessment, compliance, and integrity.

Li Auto's human resource awards in 2023

Award	Issuer
Annual Outstanding Employer	Liepin
Most Influential Employer	Haitou
Employer with Best Growth in Nowcoder	Nowcoder
Youth-friendly Employer	CiweiShixi
Favorite Employer	Shixiseng
China Best Employer Award	ZhilianZhaopin
MostIn 2023 Global Talent Attractive Employers	LinkedIn
Employer with the Best Career Development Potential	China Business Journal & Career International
King's Ark - The Most Talent-Cherished Employer	Boss Zhipin

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Introduction | 01 Compliant Operation and Responsible Governance | 02 Innovative Pioneer and Outstanding Product | 03 Inclusive Care and Shared Growth | 04 Low-Carbon Operation and Green Ambition | 05 Community Contribution for a Better Society | Appendix

3.3 Ensuring Safety and Health

Li Auto is deeply committed to employee health and safety. Our guiding policy emphasizes "Safety first, Law-based, Accident prevention, and Continuous improvement" to create a safe, healthy, and comfortable environment for both production and work.

In 2023, we established the Li Auto Environment, Health, and Safety (EHS) Management Working Group and set up the EHS Management Center, responsible for the overall management of the Company's EHS. The Working Group has six EHS management modules to promote daily management and actions tailored to the characteristics of different business fields. We actively enhance the management capabilities of our EHS team. As of the end of the reporting period, Li Auto had a total of 119 EHS professionals on board. Among them, 71.3% hold certificates such as Certified Safety Engineer and Certified Fire Protection Engineer.

We strictly comply with the relevant laws and regulations such as the *Production Safety Law of the People's Republic of China*, the *Prevention and Control of Occupational Diseases Law of the People's Republic of China*, and *the Fire Prevention Law of the People's Republic of China*. In accordance with the *Occupational Health and Safety Management System - Requirements and Guidelines* for Use (GB/T 45001-2020), we have established an EHS management system, released the *Li Auto Inc. EHS Management Policy* and revised the *Li Auto Inc. EHS Manual* to ensure the Company's operations are safely managed in a standardized way. During the reporting period, our manufacturing base had fully completed the construction of the ISO 45001 - Occupational Health and Safety Management System and was certified by third parties. The new base will build a management system according to the requirements of the ISO 45001 - Occupational Health and Safety Management System, and we plan to initiate the system certification after completion.

We have set clear occupational health and safety management objectives and included multiple safety responsibility assessment indicators, including the "number of major accidents," in the quarterly performance appraisal of personnel in charge to ensure the achievement of annual safety management objectives. In 2023, Li Auto achieved occupational health and safety management objectives, with no occupational disease case or fatality accident occurring, as well as no safety-related administrative penalties.

Datasheet on work injuries of Li Auto's employees in 2023

Work-related fatality	Person	0
Work-related injuries	/	12
Lost time injury frequency rate (LTIFR)	/	0.2
Lost days due to work-related injuries	Day	397
Lost workday rate	/	1.3

Li Auto's occupational health and safety management objectives in 2023

0 occupational disease case and fatality accident

0 fire accident with loss exceeding RMB5,000

0 administrative penalty

100% compliance of EHS policy on the new reconstruction and expansion projects

Li Auto's EHS Management Structure


Li Auto EHS Management Working Group
EHS Management Center
R&D EHS Management
Manufacturing EHS Management
Sales and Service EHS Management
Workplace EHS Management
Parts Modules EHS Management
Building& Utility EHS Management

3.3.1 R&D EHS Management

We value safety and health in the R&D process and establish a comprehensive R&D safety management system. We thoroughly identify and control risks across all aspects of R&D to safeguard our R&D personnel.

Based on the characteristics of our R&D operations, we have established a Safety Management Committee composed of business leaders at various levels, regional managers, and full/part-time safety officers. This committee discusses and makes decisions on major EHS issues related to R&D. We establish a safety responsibility system that spans all fields and levels. This system is based on a monthly performance evaluation ensuring that everyone understands their safety responsibilities and that safety measures are effectively implemented at all levels.

During the reporting period, we established an R&D EHS management system to reduce R&D EHS risks in all aspects by building a comprehensive health and safety management system, conducting R&D EHS risk identification and formulating an emergency plan system. We actively address the challenges

of safety management caused by the complexity and breadth of R&D activities through the use of the "informatization + organization + intelligence" method.

Li Auto has established an R&D safety management objective - "zero" recordable safety accidents, i.e. no accidents that result in personnel injuries requiring special medical rescue or the loss of working hours occur. As of the end of the reporting period, Li Auto achieved the goal of no R&D safety accidents.

Li Auto's R&D EHS management actions

Management Methods	Management Actions
Informatization	• We establish an "online safety management process for stakeholders" to achieve compliance, process, and acceptance management of stakeholders, controlling risks from the source.
Organization	• We conduct "Laboratory Safety Essentials" course to ensure that R&D personnel understand and comply with safety rules. • For high-risk operations, we invite frontline instructors to develop online courses, appoint assessment teachers by region, and achieve authorization and control of high-risk operations within the business chain. • We develop a "Safety Knowledge - Desk Reminder," constantly reminding R&D personnel to comply with the rules of the trial and testing process.
Intelligence	• We launch the "Smart Manufacturing + Smart EHS" integration project, with the pilot phase of the trial production section expected to be completed in early 2024.



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3.3.2 Manufacturing EHS Management

Li Auto enhances production safety standards by improving EHS management system strategies and taking actions. We are committed to enhancing our employees' awareness of safety to ensure that production activities are conducted safely and without risk.

In 2023, to achieve coordinated EHS management across multiple vehicle manufacturing bases, we revised 61 EHS system documents in alignment with legal regulations and the requirements of the *Li Auto Inc. EHS Manual*. We introduced three new management systems, namely the *Li Auto Inc. Construction Project Safety Management System*, the *Li Auto Inc. Equipment Installation and Debugging Safety Management System*, and the *Li Auto Inc. Logistics Equipment Safe Stacking Management System*, improving the implementation standards and risk management of production safety. We have established the EHS professional platform team and the process platform team to promote the exploration of forward-looking EHS technologies and to implement EHS management technical standards.

Production Safety Management

We implemented thorough safety risk management and inspection processes. This involves regularly identifying risks, conducting safety reviews, and making necessary facility updates and improvements. In 2023, we implemented diversified measures across our production bases to expand the "manufacturing-base-workshop" rotation channels for EHS personnel. We organized quarterly EHS management rotations for all manufacturing employees, enhancing the vitality and effectiveness of safety production management.

During the reporting period, we identified over 5,700 safety risks and occupational disease risks, conducted a total of 1,053 safety inspections of various types, and investigated a total of 15,718 hazards, with a rectification rate of 100%.

Li Auto's production safety management measures in 2023

Occupational disease hazard detection	We have completed the annual occupational disease hazard detection and obtained the detection report.
Process material adjustment	We have completed the pre-evaluation report on occupational disease hazards, providing the necessary facilities to protect employees. We have conducted an evaluation of the effectiveness of occupational disease hazard controls and carried out acceptance checks on the relevant equipment.
Occupational health checkup	We provide pre-employment occupational health checkups. All employees receive an annual on-the-job physical examination, and if any occupational contraindications are found, they will be transferred. Employees working in hazardous positions will receive a post-employment physical examination.
Personal protective equipment (PPE)	We comprehensively carry out the identification of hazardous sources, clarify the standards for the provision of PPE for each position, conduct training for employees on the correct wearing of the equipment, and regularly inspect the usage.
Green channel for work-related injuries	We sign green channel agreements for work-related injuries with the local hospital.



Safety Emergency Management

We enhance emergency preparedness and response capabilities to quickly and effectively deal with sudden production safety incidents or accidents. The Company has formulated the *Li Auto Inc. Emergency Plan for Production Safety Accidents* in accordance with the *Guidelines for the Preparation of Emergency Plans for Production Safety Accidents in Production and Business Units (GB/T 29639-2020)* and national safety assessment standards to clarify the emergency organization and responsibilities and implement graded responses based on factors such as the nature of the accident and the severity. We conduct regular emergency plan training and simulation exercises for our employees to ensure that emergency resources can be efficiently and reasonably used at the initial stage of an incident, allowing for rapid deployment of rescue and response efforts.

Production Safety Awareness

We have established a four-level safety training system and regularly provide employees with safety training and special safety management courses. We require all employees to receive occupational health and safety education and assessment before working at their positions, effectively enhancing their safety awareness and improving their operation and protection skills. In 2023, the manufacturing EHS at Li Auto conducted 357 safety training sessions with 324,160 enrollments.

Li Auto's four-level safety training system

Corporate level	• Prepare and update plans for production safety training every year; • Conduct research on employee training demand at the beginning of each year and organize and conduct EHS-related awareness training, specialized training, and qualification authentication training accordingly; • Provide three-level safety education and training and special safety management training for new employees; • Require employees to sign the occupational hazard notification; • Require employees to complete the personal health information form.
Workshop level	• Conduct safety education and training on occupational hazards tailored for workshops.
Shift level	• Inform employees of the occupational hazards and the protection requirements associated with their positions, and promptly carry out self-protection.
Third-party employees	• Provide relevant employees with safety training before working in our factories, which includes guidance on labor protective wear, hazardous operation safety requirements, and penalties for violating our rules.

EHS honors of Li Auto in 2023

Provincial-Level Leading Enterprise for Green Development
Department of Ecology and Environment of Jiangsu Province and Jiangsu Federation of Industry and Commerce

Provincial-Level Green Factory
Department of Industry and Information Technology of Jiangsu Province

Level 2 Safety Standardization Enterprises
Jiangsu Provincial Department of Emergency Management

Environmental Protection Demonstration Enterprise and Institution
Bureau of Ecology and Environment of Changzhou Municipality

Changzhou Health Enterprise
Changzhou Municipal Health Commission

Changzhou "Five Advanced" Pilot Unit
Changzhou Emergency Management Bureau

"Safe Development Service Station" of Changzhou and its Wujin District
Changzhou Emergency Management Bureau and Emergency Management Bureau of Changzhou's Wujin District

3.3.3   Sale and Service EHS Management

In 2023, we launched a new EHS management system for sale and service. By combining the Company's management experience in retail, delivery, service, and charging network, we established a comprehensive EHS management system for sales and services, ensuring all-around EHS management throughout the entire sales and service system. To promote active participation in EHS management, we have implemented various management initiatives such as the "Fortress Plan," which involved appointing EHS management personnel at stores. identifying EHS risks, and managing potential hazards to maintain stable and controllable EHS risks in business operations.

We highly value the cultivation of employees' awareness and skills in EHS. In 2023, we provided a total of 14,180 hours of EHS training and qualification certification training for executives, store managers, and safety management personnel. We also held monthly special EHS training sessions in our stores, totalling over 360,000 hours throughout 2023. Furthermore, we partnered with 60 vocational colleges to offer EHS-related courses that combined vehicle maintenance expertise with EHS professional content, and training a total of 1,200 students.

Case Study: Li Auto's "119" firefighting month

On November 9, 2023, Li Auto's after-sales service departments carried out a "119" firefighting month campaign themed "Prevention is key and life comes first." We conducted 92 fire emergency drills and nine emergency drills for severe ice and snow weather. We identified and rectified 133 potential hazards. We also conducted 78 fire safety education and training sessions for our employees, encouraging them to participate in fire safety knowledge quiz competitions. We distributed grand prize packages to employees who performed excellently in answering the questions. This event effectively enhanced employees' safety awareness and helped them develop good safety habits.

EHS management measures for Li Auto's sales and service employees

Risk Identification and Hazard Management	During the reporting period, we completed a comprehensive EHS risk identification for all aspects of our sales and service network, identifying a comprehensive list of over 300 risks. We also conducted a total of 1,564 EHS inspections, identifying 4,320 potential hazards, with a rectification rate of 98%.
Identification and management of health hazards	In the aspect of occupational health, Li Auto has completed the identification and control of occupational health hazards in various sectors including retail, delivery, after-sales, charging networks, and engineering, and has implemented a series of control measures: • Equip the body and paint workshop with wearable ear protection, dust masks, and other PPE. • Install local exhaust equipment for workshop ventilation and purification treatment. • Conduct regular physical examinations and occupational disease screenings for workers to timely detect health abnormalities. • Strengthen pre-job training for operators and enhance personal protective awareness.
Employee occupational health checkups	During the reporting period, Li Auto's after-sales service stores carried out occupational health examinations for positions exposed to occupational health hazards in the body and paint shops. Throughout the year, a total of 84 employees at 10 Li Auto authorized body and paint shops underwent over 120 health examinations.



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3.3.4   Workplace EHS Management

Li Auto prioritizes the physical and mental well-being of its employees, by implementing a thorough occupational health management system. Regular assessments and enhancements are carried out to ensure comprehensive protection of employees' occupational health.

Case Study: Li Auto hosts a number of health-themed lectures and activities in 2023

- Online seminar on knowledge of two cancers: On the eve of International Women's Day, a special online seminar on breast cancer and cervical cancer knowledge was held for female employees.
- Health seminar on summer heatstroke prevention and cooling: We introduced to employees the causes and main symptoms of heatstroke, and its dangers, and explained the emergency response and preventive measures against heatstroke
- Cardiopulmonary resuscitation (CPR) training: We promoted on-site CPR first aid steps to enhance employees' self-rescue and mutual rescue capabilities. Red Cross first aid certificates were issued to participants who completed the first aid training course.

Li Auto's health guarantee measures

Measures	Actions
Healthful working environment	Clean and disinfect office spaces and provide ergonomic office equipment to reduce work-related physical discomfort.
Health cabin	Establish health cabins equipped with basic medical equipment and first-aid supplies, provide employees with basic physical examinations and health consultations, and offer employees free Over The Counter (OTC) medicines to easily address daily physical discomforts.
Health promotion plans	Implement health promotion plans to encourage employees to develop healthy lifestyles, such as healthy eating plans, sports activities, fitness classes, and health lectures to enhance employees' health awareness and physical fitness.
Safety training and emergency drills	Provide comprehensive safety training, including knowledge of fire safety, and emergency rescue, and regularly organize employees to conduct emergency drills, covering responses to fires, earthquakes, and other natural disasters as well as emergency medical situations.
Mental health counseling and Employee Assistance Program services	Provide mental health counseling services for employees through psychological counseling, crisis intervention, and resource recommendations, helping employees solve mental health issues in both their work and personal lives.



04

Low-Carbon Operation and Green Ambition

Li Auto actively pursues low-carbon development, by incorporating sustainable practices into all aspects of its operations, from product design to material use and recycling, as well as production and transportation. The Company is dedicated to exploring innovative low-carbon technologies and enhancing its green manufacturing capabilities, committed to building a more environmentally friendly future.



6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

4.1 Climate Strategy

Climate change poses a major challenge to human society. Li Auto continuously improves its climate risk strategy system and actively responds to the national goals of "carbon peaking and carbon neutrality." The Company follows the *IFRS S2 Climate-related Disclosures published by the International Sustainability Standards Board (ISSB)* to provide comprehensive disclosure of the Company's climate-related risk management and response measures, including governance, strategy, risk management, indicators, and objectives.

4.1.1 Governance

Li Auto has set up the Climate Change and Carbon Neutrality Working Group, gradually developing comprehensive climate management measures and effective internal communication mechanisms for systematic carbon reduction efforts. In 2023, the Company enhanced its climate management system by organizing the Climate Change and Carbon Neutrality Working Group into three sub-groups. These three sub-groups concentrate on planning and implementing climate change responses, developing and utilizing low-carbon technologies and products, and building a sustainable green production and operation ecosystem. Actions are taken from the top down to implement carbon reduction planning and goals.

Li Auto's climate change governance structure


Li Auto's Strategic Management Committee
Climate Change and Carbon Neutrality Working Group
General Group
Low-carbon Product Group
Low-carbon Ecological Group
Planning Group
Verification and Certification Group
System Construction Group
Green Product Planning Group
Low-carbon Product R&D Group
Green Manufacturing Group
Green Supply Chain Group
Sales and Service Group
Zero Carbon Park Group
Green Finance Group
Green Construction Group



4.1.2 Strategy

In accordance with policy requirements and industry charact-eristics, Li Auto identifies and assesses the climate risks and opportunities faced by the Company. Based on corporate strategy and development stages, we formulate and gradually implement responsive measures.

We have developed low-carbon strategies in various aspects such as product design, R&D, production and manufacturing,and supply chain management, and other areas. For product design, we pursue the design concept of sustainable products and use clean fuels for the range extenders. In terms of technology R&D, we increase investment in power systems, body materials, vehicle-network interaction, etc. During the production and manufacturing stage, we strengthen energy conservation and emission reduction technology and promote the construction of digital low-carbon plants. We implement the Company's green procurement guide and strengthen the carbon footprint management of suppliers for supply chain management. During the reporting period, we promoted relevant work in an orderly manner with significant achievements secured.

Li Auto's climate opportunity identification and countermeasures

Opportunities	Description of opportunities	Countermeasures
Products and services	• Market share and operating revenue increase.	• Adhere to the strategy of intelligence and electrification, continue to develop NEVs, and create low-carbon products.
Resource efficiency	• Energy efficiency is improved and operational costs are reduced.	• Improve energy efficiency through technological innovation and management measures. • Build a recycling and reuse system, develop and use recyclable materials.
Energy source	• The cost of renewable energy and operational costs decrease.	• Expand the scope of application of renewable energy in business and operations.

Li Auto's climate risk identification and countermeasures

Risk categories		Description of risks	Countermeasures
Transition risks	Policy risks	• Restrictions on carbon emissions permits in various regions may result in power cuts in factories and thus a reduction in production capacity. • We may face more stringent emission standards as laws and regulations on energy saving and emission reduction are being constantly updated.	• Adjust the energy consumption plan as required to ensure compliance. • Increase the R&D investment in emission reduction technologies to further minimize adverse environmental impacts.
	Market risks	• Price increases in traditional energy and non-renewable resources may raise production costs. • Price increases in raw materials may raise product costs and selling prices, affecting the market acceptance of the products. • The number of low-carbon suppliers in the domestic market is limited, which may lead to a shortage in the supply of low-carbon parts. • The growing calls for low-carbon transportation and activities, along with the widespread low-carbon awareness among consumers, may lead to a decrease in the demand for purchasing vehicles.	• Increase the proportion of clean energy in the manufacturing bases. • Develop strategic procurement plans to reduce the cost and risk of raw material procurement. • Timely adjust operations based on users' needs. • Build a comprehensive capability for low-carbon development in the automotive industry and actively increase presence in the global market.
	Technological risks	• The NEV technologies witness fast iteration with higher R&D spending than that in traditional vehicles. • As the demand for low-carbon production increases, traditional production facilities will produce greater environmental pollution. • The transition to a low-carbon economy requires the updating of manufacturing equipment and production processes, which may lead to increased costs and asset depreciation.	• Timely adjust corporate planning and expand financial investment. • Increase R&D investment, and apply environmental technologies and processes.
	Reputational risks	• As the awareness of the dual carbon goals continues to spread throughout the society, a negative impact of a company on the environment may adversely affect its brand image and corporate reputation. • External investors' attention on climate change and its regulatory requirements and attention to climate change is continuously increasing. If a company fails to establish a comprehensive environmental management system in a timely manner, it may affect the capital market's valuation of the Company.	• Carry out carbon reduction work throughout the entire product life cycle, and establish a green and low-carbon brand image. • Accelerate the establishment of the Sustainability Committee to systematically advance the Company's sustainable development initiatives.
Physical risks	Acute physical risks	• Intensification of extreme weather events such as typhoons, hurricanes, floods, or heavy rainfall may damage our sewage disposal facilities, and threaten the safety of the water environment in the Taihu Lake Basin, thus the stability of our operation.	• Set up an emergency management office and prepare climate-change contingency plans. • Construct multiple rainwater regulations and storage ponds at the manufacturing base to prevent extreme rainfall from affecting the production plan. • Compile the list of emergency supplies for floods and typhoons and prepare generators, submersible pumps, and other response supplies.
	Chronic physical risks	• Continuous hot weather and water shortages may increase the risk of heatstroke among workers and reduce productivity.	• Formulate emergency plans for hot weather, prepare equipment to prevent heatstroke, monitor temperature and humidity in real-time and adjust construction work hours accordingly, strengthen employee training on heatstroke prevention; increase R&D investment, improve production efficiency, and reduce energy consumption ratio.

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4.1.3 Risk Management

Li Auto has integrated climate change risks into its risk management systems, conducting thorough assessment of climate-related risks, and categorizing and prioritizing these risks based on their importance. We have established a comprehensive risk management structure and management system and

formulated risk response strategies. For details, please refer to "1.2 Risk Management." We continuously improve monitoring measures for various climate risks, develop risk response plans, and plan to update risk response strategies in alignment with materiality and progress in product development.

Li Auto's management processes for climate risks and opportunities

Identifying	Identify the physical climate risks, transition risks, and opportunities the Company faces in the short, medium, and long term based on the industry characteristics, business models, and operation locations of Li Auto.
Assessing	Establish a science-based risk assessment tool to evaluate the likelihood and impact of various risks and opportunities and to prioritize climate risks and opportunities.
Managing	Integrate the identification and management of climate risks into the existing risk management system, effectively managing climate risks through classification and grading.
Responding	Develop comprehensive response plans for climate risks and opportunities and reduce the impact of climate risks on the Company.

4.1.4 Metrics and Targets

Li Auto has been steadily advancing its CO_2 reduction efforts and is actively developing emission reduction targets and action plans. We set targets for energy and water consumption for the manufacturing of a single vehicle. In 2023, we continued to achieve our annual targets and further improved our performance compared with 2022.

Indicator	Target	Actual value	Status
Energy consumption per vehicle	0.131 tce/vehicle	0.096 tce/vehicle	Achieved
Water consumption per vehicle	4.2 tonnes/vehicle	2.9 tonnes/vehicle	Achieved



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4.2   Sustainable Product and Technology

Li Auto is actively engaged in the exploration of low-carbon technologies, implementing green and innovative solutions across the entire product life cycle including product design, material selection, and resource recycling. This approach aims to develop sustainable products and establish a low-carbon ecological chain.

Li Auto's low-carbon product development layout



Product type

Besides EREV models, we aim to launch more BEV models to meet users' needs for low-carbon options and sustain brand loyalty.

Upstream supply

We cooperate with raw material companies with leading low-carbon technologies to develop and use low-carbon and recyclable materials. We prefer upstream suppliers with a higher proportion of renewable energy usage to ensure robust material supply.

Product manufacturing

We plan to build new green manufacturing bases and upgrade the existing ones by using green energy and production measures for energy conservation and emissions reduction to ensure sustainable production.

Downstream usage

We systematically optimize the powertrain technologies of our products and improve the power efficiency, reducing CO_2 emissions and ensuring sustainable use of products.

4.2.1   Sustainable Design

Li Auto integrates sustainable R&D concepts in the product design by developing green battery technology and exploring pathways for lightweight automobiles, among other measures, to reduce the environmental impact of automotive products throughout their entire life cycle.

Lightweight Design

Lightweight design is an effective method for products of all power types to achieve energy consumption reduction and carbon emission reduction. Li Auto effectively reduces the weight of the vehicle body, interior and exterior decorations, chassis, battery, electric drive, and other systems through the comprehensive optimization of materials, processes, and structures, without undermining its performance. We develop and apply ultra-high strength aluminum materials, low-density structural adhesives filled with glass beads in the car body, and Prepreg Compression Molding (PCM) composite material in the battery module to reduce weight while realizing energy saving and emission reduction.

Green Battery Design

In the battery development process, Li Auto focuses on driving technological innovation to achieve efficient green circular energy, ensuring maximum environmental protection and carbon reduction. The Company emphasizes green design in batteries, employing various analytical techniques to analyze battery failure modes, optimize battery energy utilization, and push the boundaries of fast charging for battery products. These efforts are aimed at enhancing battery performance and efficiency comprehensively.

Li Auto's R&D and applications of lightweight materials

	Innovative application	Active development
Material innovation	• 2000MPa-grade aluminum-silicon-coated hot-formed steel replaces 1500MPa-grade steel, comprehensively reducing weight by 15%; • High-strength, high-toughness 1000MPa-grade aluminum- silicon-coated hot-formed steel replaces 500MPa-grade steel, comprehensively reducing weight by 10%; • Third generation of advanced high-strength steel QP980-EL replaces DP780, comprehensively reducing weight by 10%; • Continuous Fiber Reinforced Thermoplastic Composite (CFRTP) can comprehensively reduce weight by 30%; • Ultra-high strength martensitic steel MS1500 and the third generation of ultra-high strength martensitic steel can reduce the weight of parts by 10%; • Developing ultra-high strength 6000 series aluminum profile to replace the existing 6082S material, reducing the weight of parts by about 15% and improving mechanical properties by 30%; • Extrusion molding technology of ultra-high strength aluminum profile with complex sections can reduce weight by 10%. • Third-generation of advanced high-strength steel QP1180 can reduce weight by 10%.	• Hot-dip galvanized DH980 replacing DP780/980 of the same part and reducing weight by 5%.
Process innovation	• All-in-one laser tailor-welded hot-stamping door ring can reduce weight by 15%; • Large aluminum alloy die-casting, free from heat treatment can comprehensively reduce weight by 20%.	• Super-large aluminum alloy structural parts die casting, free from heat treatment reducing weight by 30%.

4.2.2   Green Materials

Li Auto prioritizes the use of recyclable, pollution-free environment-friendly materials in product design and manufacturing processes, and places a strong emphasis on the control of hazardous substances.

Recyclable Material Development

Li Auto gives priority to the use of materials with mature recycling technology, actively develops integrated and normalized materials, and increases the diversity and proportion of recyclable and reusable materials in the vehicle.

Environment-Friendly Material Development

Li Auto integrates the low-carbon and environmental protection concepts in material development, establishing a low-carbon material database system, maintaining green material information, and promoting the use of green and non-hazardous materials. Furthermore, we actively facilitate the exchange of low-carbon technology and collaborate with leading material enterprises and universities both domestic and internationally, covering nearly 100 kinds of metal and non-metallic materials.

Li Auto's application and development of recycled materials

Recycled material technologies	Technologies and results
Self-developed integrated die-casting material	Optimize the melting, melt refining, and degassing processes of aluminum alloys to ensure that the mechanical properties of integrated die-casting parts and shock tower parts, which contain 30% recycled material, meet the standard requirements, reducing carbon emissions by 30%.
Gearbox housing recycled material	Achieve 100% use of recycled materials, reducing carbon emissions by over 80%.
Normalization of stainless steel	Optimize the design of the parts and the production process so that the product can obtain excellent corrosion resistance and molding performance. It also facilitates the recycling of materials with the same composition in the vehicle, enabling its application in automotive range extenders and exhaust systems.
Physical recycling of PP material	Develop PP-modified materials with a 30% PCR content ratio, achieving carbon reduction 0.55 kgCO$_2$e and ensure stable performance by optimizing processing techniques, such as high-temperature washing and drying to remove odors.
Waste biomass PC recycled material	Replace fossil raw materials with discarded biomass, synthesize PC intermediates through cracking, and process them into bio-based PC materials to reduce carbon emissions by about 80%.
Closed-loop recycling of paint-free parts	The closed-loop recycling of paint-free parts is being promoted, and can be reapplied in the production of new vehicle after a series of steps including recycling, crushing, cleaning, modification, and testing, these materials can be reapplied in the production of new vehicle parts.

Li Auto's application and development of environment-friendly materials

Low-carbon technology	Technologies and results
Development of low-carbon short-process aluminum plates	Produce aluminum plates using the casting-rolling process, which the ingot casting and hot rolling processes compared with traditional methods, natural gas consumption by 40 m³/tonne and electricity up to 400-500 kWh/tonne.
Aluminum alloy depassivation	Adopt the depassivation process to effectively reduce the production of lye, acid, and other industrial wastewater during the surface treatment of aluminum, reducing the discharge of cleaning wastewater by about 100,000 tonnes/year and the discharge of waste liquid by about 1,000 tonnes/year.
Aluminum alloy free from heat treatment	Use materials free from heat treatment to prepare shock towers, replacing conventional materials, eliminating the heat treatment process, and achieving energy saving and emission reduction.
Development of bio-based materials — preparation of PE material from sugarcane extract	Processing sugarcane extract can produce bio-based polyethylene that can achieve the same performance as PE material, reducing carbon emissions by about 70% compared with the petrochemical-sourced PE material.
Low-carbon refrigerant development	Low-carbon refrigerant has a lower ozone depletion potential (ODP) and global warming potential (GWP) and therefore a smaller environmental impact compared with traditional refrigerants. Additionally, the production process does not generate harmful gases such as hydrogen fluoride (HF), avoiding harm to human health and the environment.

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Hazardous Substance Control

Li Auto is committed to reducing toxic and hazardous substances generated throughout the product's life cycle, gradually eliminating toxic and hazardous materials, and establishing a comprehensive hazardous substance control system to fully ensure in-car environmental safety. We comply with domestic regulations on prohibited substances and environmental production such as the *Requirements for Prohibited Substances in Automobiles (GB/T 30512-2014)*. We have interpreted and internalized the more stringent regulations of the foreign automobile industry such as European Union's 2000/53/EC ELV[1], 2005/64/EC RRR[2], (EC) No 1907/2006[3], and

formed our control standard (Q/LiA 5500001), as well as various development process control documents. We have included more than 20 sensitizing substances in the five-star health indicators (C-AHI) into the development control requirements and ensure each new model meets the five-star health standard.

In our production and operational practices, we are committed to minimizing the use of heavy metal materials. We have implemented the development and application of lead-free solder, and demand the prohibition of Cr6+ electroplating solutions in the electroplating process to reduce health risks to our workers.

For materials that come into direct contact with the human body, we included indicators such as potential sensitizing substances, persistent organic pollutants, and bioaccumulation in the development data monitoring system to minimize the risk of hazardous substances. In accordance with the standards of the International Association for Research and Testing in the Field of Textile and Leather Ecology, we conduct health management on textile materials, and various fabric covering materials have obtained OEKO-TEX® STANDARD 100[4]certification for baby contact level. Li Auto places great emphasis on the control of leather materials, becoming the first car brand in China to receive certification from the Leather Working Group (LWG)[5].



[1] 2000/53/EC ELV is the end-of-life vehicles directive established by the European Commission and the European Parliament aimed at protecting the environment and reducing waste generated from scrapped vehicles.

[2] 2005/64/EC RRR sets forth the two stages for the "reuse and recovery" and "reuse and recycling" of end-of-life vehicles in the European Union, along with the targets for recycling and recovery rates. It also specifies the minimum recycling and recovery rates.

[3] (EC) No 1907/2006 is a regulation on the registration, evaluation, authorization, and restriction of chemicals. It includes a series of controls on nearly 1,000 chemicals, contained in bulk commodities exported to the European Union, aiming at protecting human health and environmental safety, and increasing the transparency of chemical use.

[4] OEKO-TEX® STANDARD 100, one of the world's most well-known labels for textiles tested for harmful substances, represents consumer trust and a high level of product safety.

[5] LWG, Leather Working Group. The organization was established in 2005, aiming to develop a management system to accurately assess the compliance standards and environmental management measures of leather manufacturers.

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01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Inclusive Care and Shared Growth
04 Low-Carbon Operation and Green Ambition
05 Community Contribution for a Better Society
Appendix

4.2.3 Recycling

Li Auto is actively building a product life cycle recycling ecosystem, continuously promoting the development and reuse of sustainable materials, for the purpose of fulfilling our responsibility as a manufacturer.

Packaging Recycling

Li Auto continuously increases the proportion of recycled packaging to produce less waste while increasing waste recovery and reuse. We decrease the packaging volume of a single vehicle and reduce the packaging of parts in the design stage. We improve the packaging structure and increase the packaging volume ratio, thereby reducing the packaging volume of a single vehicle in the design stage and reduce the transport packaging volume. In 2023, we reduced the volumetric weight of a single Li L9 to 0.15 m^3, that of a single Li L8 to 0.16 m^3, and that of a single Li L7 to 0.27 m^3. We promote the use of recycled packaging, increase the recycling rate of materials, and work closely with partners such as packaging material suppliers to effectively reduce the use of disposable packaging. In 2023, our proportions of recycled packaging volume and recycled packaging quantity increased to 99.2% and 87%, respectively.

Power Battery Recycling

Li Auto has established a comprehensive battery recycling and processing system, developed battery recycling technology, and created a third-party cooperative recycling model to reduce the environmental damage caused by the disposal of waste batteries. We conduct thorough value assessments and consistency evaluations of batteries throughout their entire life cycle and research green disassembly and precious metal recovery technologies to further achieve the cascade utilization and recycling of batteries.

We partnered with companies included in the Whitelist of New Energy Power Battery Recycling released by the Ministry of Industry and Information Technology of the People' s Republic of China (MIIT) to establish a full life cycle power battery recycling network and maximize economic and social benefits. We also collaborated with battery recycling and processing organizations in various regions, including East China, Central China, and South China, entrusting qualified suppliers to recycle and reuse waste batteries, ensuring the orderly recycling and standardized disposal of waste batteries.

Standard handling procedures of waste battery


Raw materials remanufacturing
Materials remanufacturing
Power battery recycling
Power battery remanufacturing
Scrap
Reuse
Differentiated use

Vehicle Material Recycling

Li Auto is increasing the investment in developing the back-end market for its products and enhancing the comprehensive utilization of automobile resources. We carry out research to verify the recycling performance of the discarded parts and materials, and prepare and establish a recycling system to handle and reuse the discarded vehicles in advance, to ensure that we meet the requirements of the plan for extended manufacturers' responsibilities developed by national ministries.

In accordance with the *Road Vehicles - Recyclability and Recoverability - Calculation Method (GB/T 19515-2015)*, we calculate and track the recyclability rate[1] and recoverability rate[2] of vehicle materials of Li Auto's different models to ensure product recovery and reuse.

Recyclability and recoverability rates of Li Auto's vehicles

Models	Recyclability rate	Recoverability rate
Li MEGA	94.7%	97.0%
Li L7	94.3%	96.3%
Li L8	93.4%	95.7%
Li L9	93.0%	95.9%

[1] Recyclability rate represents the percentage by mass of a new vehicle, potentially able to be reused and recycled.

[2] Recoverability rate represents the percentage by mass of a new vehicle, potentially able to be reused and recovered.

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4.2.4 Product Carbon Footprint

Li Auto remains committed to conducting product carbon footprint assessments and accounting, which encompasses all stages of the entire life cycle, including raw material procurement, vehicle production, and product use. As a member of the Automobile Life Cycle Accounting Working Group under the China Automotive Technology & Research Center (CATARC), Li Auto actively participates in discussions, accounting, and assessments related to product carbon footprint grading, and secures the low-carbon label grade of the vehicle according to the Carbon Publicity Platform (CPP)[1] carbon labeling.

In 2023, Li Auto conducted life cycle carbon footprint accounting[2] for existing models by referring to ISO 14067 - Product Carbon Footprint Accounting Standards and the *Implementation Guidelines for Carbon Footprint & Carbon Labeling of Road Vehicle Products* for accounting rules and ranked at the forefront of the industry in the C-GCAP[3] product carbon footprint test.

We conduct cooperation, exchanges, and training on the product carbon footprint for suppliers, offering suggestions on design framework, production process, energy control, and recycling technology. In addition, we actively participate in the innovative

research initiated by the industry alliances and engage in exploration and discussions in the automotive industry, covering the carbon accounting for the automotive industry, low-carbon technological pathways, and carbon management policies. With these efforts, we fully demonstrate our determination and commitment to sustainable development in the automotive field. In 2023, Li Auto participated in the preparation of the *Electric Vehicle Charging and Battery Swapping Carbon Emission Reduction Accounting Guidelines* organized by the China Electricity Council, aiding in the green and low-carbon development of charging and battery-swapping infrastructure.

Case Study: Li Auto joins PCR[4] Technical Committee

In September 2023, Li Auto joined the PCR Technical Committee of the International EPD[5] System, organized by the China Merchants Testing Vehicle Technology Research Institute and the Swedish Environmental Research Institute. Leveraging our strengths in the vehicle sector, we participated in the PCR development and established standardized tools for evaluating the life cycle of passenger vehicle products, thus promoting sustainable development within the automotive industry.

Li Auto's carbon footprint accounting results for various models

Model	Life cycle carbon emissions (kgCO₂e)	Carbon emissions per unit of distance traveled (gCO₂e/km)
Li L9	44,693.74	297.96
Li L8	44,032.73	293.55
Li L7	43,851.70	293.34



[1] CPP, the world's first carbon footprint information disclosure platform for the entire automotive industry chain, covers carbon footprint information for three categories of products: vehicles, parts, and automotive materials.

[2] Life cycle carbon emission accounting includes materials, vehicle manufacturing, and vehicle use (the life cycle is set as 150,000 kilometers).

[3] C-GCAP, China Green Car Assessment Programme, covers three aspects: health, energy efficiency, and low carbon.

[4] PCR, Passenger Cars Product Category Rules.

[5] EPD, Environmental Product Declaration.

4.3   Green Production and Transportation

Li Auto integrates the concept of environmental sustainability into processes such as production, operation, and transportation, promoting green initiatives such as energy saving and emission reduction to minimize the adverse impact on the natural environment.

4.3.1   Environmental Management System

In 2023, Li Auto optimized its environmental management governance structure. The Manufacturing EHS is responsible for coordinating environmental management matters and fully implementing the responsibilities of environmental management. We conduct internal and external audits of our environmental management system for continuous improvements. During the reporting period, 100% of vehicle manufacturing bases put in production were certified to ISO 14001 - Environmental Management System.

We continuously improve the building of the environmental regulatory system, strictly adhering to the *Environmental Protection Law of the People's Republic of China* and other relevant laws and regulations. We have released the *Li Auto Inc. EHS Management Policy* and have formulated internal environmental management systems such as the *Li Auto Water Pollution Control Management Regulations*, the *Li Auto Inc. Noise Pollution Control Management Regulations*, and the *Li Auto Inc. Air Pollution Control Management Regulations* according to ISO 14001 - Environmental Management System. With the standardized process, we regulate resource use and waste discharge at our production bases, effectively preventing environmental risks. We have compiled the *Li Auto Contingency Plan for Environmental Emergencies*, formulated the on-site emergency treatment plans, prepared emergency supplies, and performed routine drills to respond to potential risks of air pollution, water pollution, and hazardous waste disposal.

In 2023, Li Auto received no administrative punishment related to environmental or ecological malpractices.

4.3.2   Emissions Management

Li Auto upholding the concept of green production, implements national and local standards for the disposal of three wastes (wastewater, waste gas, and solid waste), and conducts full process management of the emission and disposal of various types of waste. We have established stringent pollutant emission targets and continuously optimize our production processes to ensure that pollutant emissions are in compliance with laws and regulations.

Li Auto's main emissions categories

Waste gas	• Volatile Organic Compounds.
Wastewater	• Chemical Oxygen Demand (COD), ammonia nitrogen, and total phosphorus.
Solid waste	• General waste: scrap metal, packaging materials, household waste, and kitchen waste, among others. • Hazardous waste: sludge, paint slag, solvent waste, and rubber scrap, among others.

Wastewater Management

Li Auto monitors and controls wastewater generated in the production process to prevent incidents of water pollution through the classified and separated treatment of wastewater by complying with the *Water Pollution Prevention and Control Law of the People's Republic of China*. We manage wastewater from the source to the end and set COD and ammonia nitrogen emission limits to ensure that the emissions meet the standards while continuing to improve the management capacity of the utilization of wastewater.

We adopt eco-friendly raw materials and processes while strictly following the requirements of process procedures to avoid over-flow of flushing water and excessive wastewater, thus reducing environmental pollution. In response to the policy of nitrogen and phosphorus reduction in the Taihu Lake Basin, we continuously upgrade the technology of our sewage treatment systems with a focus on the emission of nitrogen and phosphorus elements. We apply advanced Membrane Bioreactor (MBR), Reverse Osmosis (RO), Electro-deionization (EDI), and Mechanical Vapor Recompression (MVR) technologies to achieve the goal of zero discharge of nitrogen and phosphorus pollutants in wastewater. The sewage treatment plants are equipped with sludge drying processes, biofilter deodorization systems, and online pollution source monitoring systems, thereby effectively controlling water pollution.

Li Auto's Changzhou Manufacturing Base has two wastewater treatment systems. It adopts efficient technology to treat production wastewater and domestic sewage, release harmless discharge, and reuse water so that the quality of effluent is better than the standard required.

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Waste Gas Management

Li Auto fully complies with the *Law of the People's Republic of China on the Prevention and Control of Air Pollution* and implements waste gas emission management at our production bases. By using environment-friendly materials and adopting green processes, among other measures to reduce waste gas emissions, we ensure that our emissions meet the required standards. We have set a target of controlling VOC emission concentration to fewer than 15 mg/m^3 and established a VOC emission management ledger to strictly control and manage waste gas. In 2023, our waste gas collection rate exceeded 90%, and the VOC emission per unit product was 0.062 kg/unit, which outperformed local standards and requirements.

Li Auto's main measures for waste gas emissions reduction

Green materials	• Water-based and high-solid paints are used, of which water-based paint accounts for more than 85% of the total amount of paint. • Liquid Applied Sound Deadener (LASD) is applied to reduce VOC emissions.
Green processes	• The painting workshop adopts the zirconium film pre-treatment process and cathodic electrophoresis coating (no phosphorus, no Class I heavy metal pollutants). • B1B2 water-based inter-coat-free painting process is applied to compact the process and save energy. • All painting and gluing are finished by robots.
High-efficiency processing facilities	• Waste spray of the new project is filtered by a dry paper-box spray booth, with 99% processing efficiency. • The waste gas produced during painting drying is disposed of by regenerative thermal oxidizer (RTO), and the waste gas produced during the painting is processed by a rotary concentration wheel and thermal recuperative oxidizer, achieving a 98% filtration rate.

Solid Waste Management

Li Auto is dedicated to enhancing the management requirements of solid waste discharge and has formulated the *Li Auto Waste Pollution Control Management Regulations* to manage the collection, classification, storage, and disposal of solid waste in accordance with laws and regulations such as the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste*. We set the goal of 100% recycling and safe disposal of solid waste, significantly reducing the impact on the environment.

We collaborated with qualified material recycling agencies to recycle the steel, aluminum, wood, and other wastes generated in the manufacturing process.

We strictly abide by national laws and regulations, ensuring the safe storage of hazardous waste in special classified warehouses. We reduce the generation and emission of hazardous waste from the source by adopting green processes such as dry paint mist collection devices. Under the principle of "harmlessness, recycling, and reduction," we have established information management systems for waste to record waste disposal in real time.

Li Auto's manufacturing solid waste disposal

Disposal method	Unit	Total disposal
Energy recovery	tonne	3,461
Comprehensive utilization (general waste)	tonne	53,795
Comprehensive utilization (hazardous waste)	tonne	410

Noise Management

Li Auto has formulated the *Li Auto Noise Pollution Control Manage-ment Regulations* with reference to the *Law of the People's Republic of China on Prevention and Control of Pollution from Environmental Noise*, and strictly managed noise pollution during production and operations, effectively reducing the impact of production noise on the surrounding residents. Apart from complying with national standards, we also plant green belts of trees surrounding our bases; carry out regular maintenance of equipment to reduce the noise during the operation, and other measures such as sound insulation and sound absorption when necessary; all vehicles in the plants are prohibited from audible warnings except for debugging to further control noise.

We strictly comply with the requirements of self-monitoring of emission permission by engaging a third party to undertake a quarterly assessment and issue a report accredited with the China Metrology Accreditation (CMA) mark.

4.3.3   Resource Management

Li Auto empowers environmental innovation initiatives, enhances resource utilization efficiency, and adheres to an environmentally friendly and sustainable development path.

Energy Management

Li Auto has promoted the building of energy management systems, formulated sound management systems and procedures, and employed a variety of energy-saving technologies to reduce carbon emissions during the production process. Li Auto has obtained the certification of ISO 50001 - Energy Management System and completed the audit of the energy management system in 2023. Through the following technological innovation and optimization measures, we continue to improve operational efficiency and accelerate the low-carbon transformation of the value chain.

In 2023, Li Auto introduced an intelligent energy management system that enabled energy system monitoring, automatic restart after fault, and timely remote adjustments to equipment frequency, saving 723 MWh of electricity annually.

Water Resource Management

Li Auto strictly follows national water resource management policies and regulations, and rigorously carries out water resource stress analysis and evaluation to avoid water shortage caused by industrial water use. During the reporting period, Li Auto didn't encounter any issues relation to sourcing water.

We value the conservation and reuse of water resources and conduct a water balance test in accordance with the requirements of the *General Principles of Water Balance Test (GB/T12452-2008)*. During the test, the water reuse rate reached 98.8%. The test results show that our freshwater consumption per RMB10,000 of output value is 0.13 m³/RMB10,000 and our freshwater consumption per unit product is 3.141 m³/unit. Both of these values have reached the advanced levels of Changzhou city and Jiangsu province. We have been recognized as a provincial-level water-saving enterprise.

We implement various water-saving measures in our daily operations, introduce advanced reuse technology of reclaimed water, choose water-saving devices in both design and construction and improve the utilization rate of water resources. Our wastewater treatment systems include an advanced domestic wastewater reuse system. After treatment, the wastewater reaches a standard quality, and the reclaimed water is recycled and used for wading pools, restrooms, greenery, and other purposes. Additionally, we carry out the reuse of air conditioning condensate. After the condensate is collected, it is elevated for use in the process cooling towers, with estimated annual water saving of 1,280 tonnes.

We install essential measuring instruments throughout the entire water use process, record the daily water consumption in each area, and compile monthly reports to ensure timely monitoring of water consumption in production and operations. During the reporting period, the monitoring rate of the secondary water meter at the Changzhou Manufacturing Base is up to 98.9%.

Chemicals Management

In compliance with the *Regulations on the Safety Administration of Dangerous Chemicals*, the *Regulation on the Administration of Precursor Chemicals*, and other laws and regulations, Li Auto formulated the *Li Auto Hazardous Chemicals Management System* and revised it in 2023 to further regulate the procurement, transportation, storage, use, and disposal of hazardous chemicals. We formulated the *Li Auto Inc. Permitted Chemicals List* in accordance with the *Catalogue of Hazardous Chemicals (2015)* and carried out classification and analysis of the harmfulness, operability, and environmental impact of chemicals. Additionally, we conduct regular chemical safety training for relevant employees, covering topics such as chemical hazards, operational requirements, label information, emergency measures, and chemical handling to reduce the harmful effects caused by improper use of chemicals.

Li Auto's highlight measures for energy-saving

- Set a condensing heat exchanger at the boiler outlet to lower the temperature of waste gas, absorb the heat energy in the flue gas, and improve the thermal efficiency of the boiler to more than 95%, saving approximately 104,000 m³ of natural gas every year.

- Chilled water pumps, cooling water pumps, and water-circulating pumps have all been equipped with frequency converters, changing from fixed frequency control to variable frequency control. It is estimated that this will save 457 MWh of electricity throughout the year.

- The chilled water and cooling water systems are controlled by variable frequency drives for the motors, significantly reducing the energy consumption during equipment startup, and by adjusting the speed, the operational power is reduced, achieving energy savings.

- The heat dryer adopts compression heat regeneration technology to recover the heat from air compressors, reducing the rated power of each machine by 36 kW. This method is more efficient compared with the traditional heated blower and adsorption dryers.

- Energy-saving and high-efficiency variable-frequency air compressor is selected for automatic pressure regulation to reduce energy waste.

- Reduce the heat treatment in the product preparation process to reduce energy consumption and greenhouse gas emissions.

4.3.4   Green Factory

Li Auto is dedicated to green manufacturing, emphasizing ecological harmony, and creating sustainable green factories.

In the construction phase, Li Auto's manufacturing bases are constructed following management systems, such as ISO 14001 - Environmental Management System, to standardize the environmental management systems. Internal and external audits and certification of relevant systems are carried out after the bases are put into operation. We carry out an environmental impact assessment before the construction or expansion of the manufacturing base to ensure that the impact on the surrounding environment can be effectively mitigated and controlled.

In 2023, Li Auto conducted an environmental impact assessment for the expansion project of the Changzhou manufacturing base substation, focusing on the analysis of impacts on the ecological environment, acoustic environment, construction dust environment, surface water environment, and solid waste environment. Pollution prevention measures were implemented, and construction management was strengthened.

In 2023, we initiated the transformation of our flagship factory into an intelligent and green facility at Beijing manufacturing base, adopting energy-saving production methods and environmentally friendly welding equipment. This significantly shortened the construction period and greatly reduced energy consumption.

Li Auto's smart green flagship factory environmental protection technology

Cold joining	Adopt the Self Piercing Rivet(SPR) and Flow Drill Screw (FDS) mechanical joining to achieve good mechanical properties, reduce dust production, and lower welding energy consumption. The energy savings for SPR are 0.185 kWh/point, and the energy savings for FDS are 0.1155 kWh/point.
Vacuum generator	Adopt an energy-saving vacuum generator to make automatic adjustments according to the vacuum level in the system. While reducing noise, it can reduce air consumption by 90%, cutting CO_2 emissions by 62.5 tonnes every year.
Smoke and dust removal plan	Adopt centralized dust collection units for the centralized collection and treatment of welding fumes and use high-efficiency cartridge dust collectors to fully meet national and local environmental protection requirements.

Changzhou Manufacturing Base

The Changzhou Manufacturing Base follows the direction of green construction, adopting energy-saving and environmentally friendly processes to secure land intensification, harmless raw materials, clean production, and low-carbon energy. We have optimized risk control in the production process, meeting the stricter emission standards and specific pollutant management requirements around the Taihu Lake Basin in the Yangtze River Economic Belt, and have received several environmental protection awards.

Beijing Manufacturing Base

Li Auto's Beijing manufacturing base embraces an environment-friendly green design concept while simultaneously upgrading to meet the Grade-A Enterprise requirements of *China's Performance Grading and Emission Reduction Measures for Key Industries in Heavy Pollution Weather*.



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4.3.5 Low-Carbon Logistics

Li Auto constructs a low-carbon logistics system and implements diverse measures to promote energy conservation and reduce emissions within our transportation teams. We strictly adhere to national emission standards of motor vehicle pollutants and promptly execute emergency controls of vehicles operating in conditions of heavy air pollution to greatly reduce exhaust and particulate emissions.

We have enhanced our operation and management systems, increased the full-load rate of transportation, and minimized the impact of long-distance transportation teams on the environment backed by the management mode of both direct and unified parts sales. While optimizing the driving routes and minimizing the energy consumption of vehicles, we are equipping transportation teams with NEVs.

Li Auto's green logistics initiatives

Direct factory delivery	We promote direct delivery from 10 suppliers to factories, significantly reducing short-haul trucks, and during full production, heavy truck transportation can be reduced by 360 trips per day.
Automatic loading	Just-in-Time (JIT) orders are automatically loaded through the proprietary transportation management system, increasing the truck loading rate from 65% to 70%. During full production, this can reduce heavy truck transportation by 30 trips per day.
Circular pickup	Optimize transportation routes and improve the loading rate, reducing the total daily transportation distance by 4,230 km.



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Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Inclusive Care and Shared Growth

04 Low-Carbon Operation and Green Ambition

05 Community Contribution for a Better Society

Appendix

4.4   Green Offices

Li Auto incorporates the green office concept into the daily work of employees, formulating the *Green Office Management System* to create a diverse range of low-carbon working scenarios. We establish a low-carbon development corporate culture and actively carry out environmental protection training on energy conservation, emission reduction, and waste sorting. We post energy-saving and emission-reduction slogans in the office areas and put in place reminders in cafeterias on reducing the use of disposable tableware, among other measures, to continuously create a green and comfortable office environment.

In 2023, we updated our energy data dashboard to collect energy consumption data on a regular basis and monitor energy usage to maximize energy use. We actively carry out energy saving and emission reduction of official vehicles, increase

the proportion of NEVs within the office area, and optimize parking routes to address traffic jams. We also encourage our employees to embrace green mobility and invite a third-party agency to calculate the carbon emission savings. In 2023, the carbon emissions saved by our employees using NEVs reached 762,345 kg, and the carbon emissions saved by taking green flights reached 622,872 kg.

During the construction of Phase II of Beijing R&D headquarters, we adhered to the *two-star standard of the Assessment Standard for Green Building*. We carried out related work according to relevant requirements, including resource conservation and recycling, indoor and outdoor environmental greening, waste management, and pollutant control. We equipped the project with photovoltaic power generation devices, installing a total of 1,325 photovoltaic modules with an installed capacity of 728.8

kWp. The average annual power generation reached 832 MWh. The entire life-cycle carbon emission in the construction of the project is 142,030.5 tonnes according to standards such as the *Standard for Calculation of Carbon Emissions from Buildings (GB/T 51366-2019)*. With the renewable energy and photovoltaic power generation system, the project can reduce 30,272.3 tonnes of CO_2 in the 50-year service life, accounting for 17.6% of the total carbon emissions of the building.

We also value the management of energy consumption in our stores. Through the air conditioning energy-saving system monitoring platform, we can set the air conditioning temperature appropriately and manage the operation of the air conditioning in a scientific and intelligent manner. In 2023, we conduced the pilot application program of energy-saving air-conditioning systems in our stores, saving 230 MWH of electricity in total.

Green office management regulations

- To save electricity: We replace traditional incandescent bulbs with energy-saving LED lighting and encourage a culture of turning off computers and power after work, turning off lights when not needed, and using natural light where possible.

- To conserve energy: We ensure air-conditioning systems work efficiently and control the indoor air-conditioning temperature.

- To conserve energy of the heating system: We ensure that the external windows of the building are well sealed and reduce the loss of heat from indoor heating.

- To conserve water: We install water-saving faucets and promptly report leaks for immediate repairs.

- To reduce waste: We encourage employees to reduce their use of disposable cups and tableware.

- To use and recycle office supplies: We use refillable cartridges and eco-friendly paper and encourage employees to recycle all non-confidential papers to reduce the waste of office supplies.

- To sort and recycle waste: We set up clear waste sorting and recycling facilities and collaborate with environmental agencies to ensure that recycled items are properly handled.

- To promote paperless offices: We encourage employees to work electronically as well as process daily applications and approvals online.



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05

Community Contribution for a Better Society

Li Auto is deeply committed to the brand mission to "Create a Mobile Home, Create Happiness" ("创造移动的家，创造幸福的家"). As we grow with every individual and family, we embrace our corporate responsibility and serve as a contributor to society.



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Introduction | 01 Compliant Operation and Responsible Governance | 02 Innovative Pioneer and Outstanding Product | 03 Inclusive Care and Shared Growth | 04 Low-Carbon Operation and Green Ambition | 05 Community Contribution for a Better Society | Appendix

5.1 Corporate Social Responsibility

Li Auto is committed to sharing the fruits of development with society and earnestly fulfilling its corporate social responsibility. We actively engage in public welfare donations, disaster relief, poverty alleviation, and educational support, giving back to society through our tangible actions.

5.1.1 Donations

We comply with laws and regulations such as the *Law of the People's Republic of China on Donations for Public Welfare* and the *Notice of the Ministry of Finance on Financial Issues Concerning Charitable Donations of Shareholdings by Enterprises* and have formulated the *Li Auto Donation Management Measures* to ensure that public welfare donation activities are legitimate and effective.

Case Study: Li Auto fully supports flood control and disaster relief

In July 2023, many areas in Beijing, Tianjin, and Hebei suffered from severe rainstorms and flood disasters. We donated RMB20 million to the Beijing Charity Association for emergency disaster relief efforts. This includes repairs to infrastructure such as damaged roads, bridges, schools, and homes, as well as assistance to families in need. We also donated RMB2 million to the China Charity Federation for the purchase of emergency disaster relief supplies to support Tianjin and Hebei in combating flood disasters.

Case Study: Li Auto supports earthquake relief

On December 18, 2023, a 6.2-magnitude earthquake occurred in Jishishan County, Linxia Hui Autonomous Prefecture, Gansu Province. The disaster, striking in the cold winter, became a major concern for people across society. Li Auto promptly responded by donating RMB10 million to the Gansu Provincial Charity Federation. This donation is aimed at purchasing relief supplies and supporting the rescue and aid of the affected populations, among other related activities.

Case Study: Li Auto carries out assistance activities for college students

Li Auto donated RMB200,000 to the Wujin District Charity Federation in Changzhou with the aim of supporting the "Dream Fulfilling Action" for financially challenged college students during the 2023-2026 academic years, helping them to bravely pursue their dreams. To support the youthful dreams and future aspirations of inspiring students, during the summer and winter vacations, Li Auto invited students receiving assistance to visit the Changzhou Smart Manufacturing Base, participate in student seminars, and other activities, creating opportunities for the students to "come back home" for more visits.

In 2023, the total philanthropy contribution of Li Auto exceeded

RMB 33 million



捐赠证书

北京车和家汽车科技有限公司：

在 2023 年北京市防汛救灾专项募捐活动中，向北京市慈善协会捐赠人民币贰仟万元整。感谢对受灾群众的关怀和对首都慈善事业的支持！

北京市慈善协会

二〇二三年八月一日

证　书

理想汽车：

感谢贵公司向我会捐赠贰佰万元整采购物资支持天津、河北抗击洪涝灾害工作，为促进我国慈善事业发展做出贡献！

特颁此证

中华慈善总会

二〇二三年八月

证　书

理想汽车：

贵公司发扬中华民族一方有难、八方支援的传统美德，动员企业员工向我会捐赠人民币壹仟万元，用于"12.18 积石山县 6.2 级地震"抗震救灾及灾后重建。对贵公司的善行义举，我会表示衷心感谢！

特颁此证

甘肃省慈善联合总会

2024 年 1 月 11 日

68

Introduction   01 Compliant Operation and Responsible Governance   02 Innovative Pioneer and Outstanding Product   03 Inclusive Care and Shared Growth   04 Low-Carbon Operation and Green Ambition   05 Community Contribution for a Better Society   Appendix

5.1.2   Community Service

Li Auto actively engages in community welfare activities, contributing to the development of high-quality communities for the new era. We encourage our employees to participate in community activities, spreading kindness and care throughout the society.

In 2023, Li Auto organized community service activities with 100 employees dedicating nearly 400 hours for these valuable endeavors.

Case Study: Li Auto launches "Together for a Happy Shiyuan Community"

Li Auto cares about community development and actively plans community-specific integration projects. Among them, the key project "Together for a Happy Shiyuan Community", aims to promote mutual progress of both the community and the Company. This project is dedicated to serving the broad population of the Shiyuan community, creating activities such as the car museum & parent-child research camp, book donations for elementary and middle schools as well as community reading rooms in Shiyuan, public welfare activities for the Mid-Autumn Festival and National Day, and a public welfare cultural festival. These activities are well-received and highly praised by the residents of Shiyuan.

Case Study: Li Auto launches public education activities on road traffic safety

Li Auto collaborated with the China Road Safety Association and the China Association of Automobile Manufacturers to launch a series of public welfare activities titled Road Traffic Safety. These activities aim to enhance traffic safety education among children and adolescents, raise their awareness of safe and civilized travel, and reduce the incidence rate of road traffic accidents involving children and adolescents.

We provided Li L series vehicles at the event and invited students to experience the 360-degree imaging technology and sound alarm system, helping them to correctly understand the issue of blind areas in driving, and to ignite their enthusiasm for learning science and technology. Through activities such as safety-themed games and interactions, we enabled children to gain knowledge, understand dangers, and learn how to avoid risks in an enjoyable atmosphere.



< ≡ > 69

Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Inclusive Care and Shared Growth
04 Low-Carbon Operation and Green Ambition
05 Community Contribution for a Better Society
Appendix

5.2 User Kindness

We wholeheartedly dedicate ourselves to fostering a harmonious and compassionate Li Auto community. Our mission extends to supporting and inspiring users nationwide to proactively initiate diverse public welfare activities to draw others into these noble causes, collectively contributing to the advancement of society.

Case Study: Li Auto users' support for students in Yushu

Two Li Auto car users initiated a series of educational support activities in Yushu, Qinghai Province, including the establishment of the Black-necked Crane Scholarship and providing students with basic living supplies. Li L9 provided them with basic travel support and safety guarantees on their journey to Yushu.

Case Study: Li Auto car clubs organize flood relief activity

When one is in difficulty, support comes from all sides. We combine our strengths and face challenges together. In July 2023, facing the challenge of severe rainstorms and flood disasters in various places in Beijing, Tianjin, and Hebei, Li Auto car clubs in Beijing and Shijiazhuang organized flood relief activities. They made donations to the disaster-stricken areas and shared their experiences of supporting flood control and disaster relief in the Li Auto community, advocating the ideas of contributing to public welfare.



< ≡ > 70

Introduction

01 Compliant Operation and Responsible Governance

02 Innovative Pioneer and Outstanding Product

03 Inclusive Care and Shared Growth

04 Low-Carbon Operation and Green Ambition

05 Community Contribution for a Better Society

Appendix



Appendix

ESG Key Performance Indicators

Environmental

Data description

1. The environmental data is collected from Zone 1 and 2 of Li Auto's Changzhou Manufacturing Base, Beijing Manufacturing Base, retail stores, delivery centers, after-sales maintenance centers, Beijing R&D headquarters, and other offices.

2. Scope 1 greenhouse gas emissions are from stationary fuel (liquefied natural gas, diesel) consumption and fuel (gasoline) consumption from transportation vehicles. The emission factors of liquefied natural gas refer to the *Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Enterprises in Other Industrial Sectors* issued by the National Development and Reform Commission of the People's Republic of China on July 6, 2015. The emission factors of diesel and transport vehicles refer to the *How to prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs* published by the Stock Exchange of Hong Kong Limited in March 2020.

3. Scope 2 greenhouse gas emissions are from the consumption of purchased electricity. The emission factors of purchased power refer to the *Notice of the Ministry of Ecology and Environment of the People's Republic of China on the Management of Greenhouse Gas Emission Reports of Enterprises in the Power Generation Industry from 2023 to 2025* published on February 7, 2023.

4. The disclosure scope of hazardous waste is defined in accordance with the *National Catalogue of Hazardous Waste (2021 Edition)* published by the Ministry of Ecology and Environment of the People's Republic of China.

5. The unit conversion factors of non-renewable fuel (gasoline, diesel, liquefied natural gas) refer to the *How to prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs* published by the Stock Exchange of Hong Kong Limited in March 2020, and the *Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Enterprises in Other Industrial Sectors* issued by the National Development and Reform Commission on July 6, 2015.

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Emissions					
Atmospheric pollutant	VOC	tonne	23.57	10.39	8.56
	Nitric oxide	tonne	20.04	/	/
	Sulfur dioxide	tonne	2.40	/	/
	Methane	tonne	/	1.87	2.05
	Smoke and dust	tonne	8.59	2.27	1.79
Water pollutant	COD	tonne	87.71	24.07	19.72
	Ammonia nitrogen	tonne	4.95	1.01	0.86
	Total phosphorus	tonne	0.67	0.07	0.06
Non-hazardous waste	Total non-hazardous Waste	tonne	58,642.78	22,871.50	17,131.49
	Non-hazardous waste intensity	tonne/RMB million	0.47	0.51	0.63
	Kitchen waste discharge	tonne	1,011.00	639.47	320.50
	Domestic waste discharge	tonne	3,652.86	2,211.61	1,334.00
	Recyclable waste discharge	tonne	53,978.92	20,020.42	15,476.99
Hazardous waste	Total hazardous waste	tonne	3,481.33	1,414.72	668.35
	Total hazardous waste intensity	tonne/RMB million	0.028	0.031	0.025
GHG emissions	Total GHG emissions	tCO_2e	201,566.19	104,733.87	54,882.87
	GHG emission intensity	tCO_2e/RMB million	1.63	2.3	2.0
	Scope 1 GHG emissions	tCO_2e	29,994.73	20,548.98	11,038.60
	Scope 2 GHG emissions	tCO_2e	171,571.45	84,184.89	43,844.27
	Total GHG emissions (manufacturing and administration)	tCO_2e	154,828.83	75,510.18	54,882.87
	Scope 1 GHG emissions (manufacturing and administration)	tCO_2e	28,669.06	16,610.47	11,038.60
	Scope 2 GHG emissions (manufacturing and administration)	tCO_2e	126,159.77	58,899.71	43,844.27
	Total GHG emissions (retail stores)	tCO_2e	46,737.36	29,223.69	/
	Scope 1 GHG emissions (retail stores)	tCO_2e	1,325.67	3,938.50	/
	Scope 2 GHG emissions (retail stores)	tCO_2e	45,411.68	25,285.19	/

ESG Key Performance Indicators

Environmental

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Use of Resources					
Energy	Comprehensive energy consumption	tce	55,978.27	30,292.98	13,079.37
	Comprehensive energy consumption intensity	tce/RMB million	0.45	0.67	0.48
	Purchased electricity	MWh	286,742.34	139,038.32	53,251.73
	Purchased heat	GJ	73,111.80	44,466.75	/
	Purchased natural gas	cubic meter	12,978,058.00	6,148,389.00	4,068,981.00
	Diesel	liter	10,720.00	0.00	7,500.00
	Gasoline[1]	liter	790,981.00	3,229,965.09	1,006,868.00
Water	Total water consumption	tonne	1,681,919.89	833,334.38	506,079.00
	Total water consumption intensity	tonne/RMB million	13.58	18	19
	Municipal water supply	tonne	1,463,391.89	758,382.38	464,079.00
	Recycled water	tonne	218,528.00	74,952.00	42,000.00
Material resources	Refrigerant	kg	105.00	85.40	16.00
	Packaging materials for complete vehicle manufacturing	tonne	22,800.00	6,660.00	3,768.57
	Recycled packaging materials for parts and components	tonne	5,982,911.00	361,632.25	3,769.57
Annual input in energy conservation and environment protection		RMB million	37.49	/	/

[1] In 2023, the gasoline consumption statistics of Li Auto's manufacturing end only included in-plant gasoline consumption, and would no longer include the amount of gasoline that is filled into the fuel tank of the product vehicle and transported outside the plants.

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Introduction 01 Compliant Operation and Responsible Governance 02 Innovative Pioneer and Outstanding Product 03 Inclusive Care and Shared Growth 04 Low-Carbon Operation and Green Ambition 05 Community Contribution for a Better Society Appendix

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Number of employees and breakdown					
Total number of employees		person	31,591	19,396	11,901
Total number of employees by gender	Male	person	25,967	15,860	9,622
	Female	person	5,624	3,536	2,279
Total number of employees by employment type	Full-time	person	31,591	19,396	/
	Part-time	person	0	0	/
	Outsourced	person	0	0	/
Total number of employees by age groups	29 and below	person	14,941	9,685	5,258
	30 to 39	person	15,636	9,106	6,265
	40 and above	person	1,014	605	378
Number of employees by profession category	R&D	person	6,726	4,838	3,415
	Sales and marketing	person	12,340	9,199	6,019
	General and administrative management Services	person	2,974	1,041	587
	Production	person	9,551	4,318	1,880
Number of employees by job type	Blue-collar employees	person	9,561	5,372	/
	White-collar employees	person	10,559	7,051	/
	Store-based employees	person	11,471	6,973	/
Number of employees by educational background	Master and above	person	4,926	3,003	/
	Undergraduate	person	9,860	6,561	/
	Junior college	person	10,305	5,791	/
	Senior high school and below	person	6,500	4,041	/
Number of employees by geographical region	Chinese mainland	person	31,552	19,359	11,873
	Hong Kong SAR, Macau SAR and Taiwan	person	16	11	7
	Overseas	person	23	26	21

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Number of employees and breakdown					
Percentage of employees by rank and gender	Senior management	person	28	19	26
	Percentage of male employees in senior Management	%	89.3	94.74	88
	Percentage of female employees in senior Management	%	10.7	5.26	12
	Middle management	person	311	142	132
	Percentage of male employees in middle Management	%	86.2	86.62	85
	Percentage of female employees in middle Management	%	13.8	13.38	15
	Junior management	person	59	160	/
	Percentage of male employees in junior Management	%	91.5	95.56	/
	Percentage of female employees in junior Management	%	8.5	4.44	/
	General employees	person	31,193	19,075	11,743
Number of employees by function and gender	Total number of female employees in middle/senior management positions in revenue-generating functions	person	46	1	/
	Proportion of female in middle/senior management positions in revenue-generating functions	%	13.6	5.26	/
	Total number of female employees in STEM-related Positions	person	999	746	/
	Proportion of female employees in STEM-related positions	%	15.2	15.42	/
Number of special employees	Disabled employees	person	123	105	77
	Ethnic minority employees	person	1,655	1,086	607
	Overseas employees	person	22	26	/
New employee hires		person	16,037	13,736	/
Number of new employee hires by recruitment type	Social recruitment	person	14,722	11,086	/
	On-campus recruitment	person	1,315	2,650	/

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Employee turnover and rate					
Total employee turnover and rate	Total employee turnover	person	7,037	6,218	3,223
	Employee turnover rate	%	22.3	32.06	27
Employee turnover rate by gende	Male	%	22.1	31.92	28
	Female	%	23.1	32.69	22
Employee turnover rate by age	29 and below	%	30.0	38.26	36
	30 to 39	%	15.7	26.56	21
	40 and above	%	9.9	15.54	14
Employee turnover rate by job type	Blue-collar employees	%	49.0	50.22	/
	White-collar employees	%	14.7	17.39	/
	Store-based employees	%	36.3	32.90	/
Employee turnover rate by geographical region	Chinese mainland	%	22.3	32.07	27
	Hong Kong SAR, Macau SAR and Taiwan	%	37.5	54.55	43
	Overseas	%	26.1	11.54	19
Employee turnover rate by rank	Senior management	%	10.7	10.53	/
	Middle management	%	6.4	15.38	/
	Junior management	%	11.9	7.50	/
	General employees	%	22.5	32.41	/

< ☰ > 76

Introduction 01 Compliant Operation and Responsible Governance 02 Innovative Pioneer and Outstanding Product 03 Inclusive Care and Shared Growth 04 Low-Carbon Operation and Green Ambition 05 Community Contribution for a Better Society Appendix

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Employees' development and training					
Total employee enrollments in professional training		person	34,729	25,880	37,245
Percentage of employees trained by gender	Male	%	88.9	91.53	94
	Female	%	94.3	93.92	97
Percentage of employees trained by rank	Directors	%	100	75.00	/
	Senior management	%	96.2	78.95	100
	Middle management	%	95.5	96.36	99
	Junior management	%	95.5	98.85	/
	General employees	%	89.8	91.88	94
Total training hours by gender	Male	hour	502,160	559,714	176,808
	Female	hour	112,679	117,982	42,075
Average training hours by gender	Male	hour	18	35.29	18
	Female	hour	17	33.37	18
Total training hours by rank	Senior management	hour	3,592	387	1,138
	Middle management	hour	8,071	4,548	5,769
	Junior management	hour	1,032	6,352	/
	General employees	hour	602,143	666,407	211,976
Total training hours by rank	Senior management	hour	120	20.39	44
	Middle management	hour	26	32.03	44
	Junior management	hour	16	39.70	/
	General employees	hour	18	34.94	18

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Occupational health and safety					
Loss due to work-related injuries	Work-related fatality	person	0	0	0
	Work-related injuries	/	12	14	8
	Employee work-related injury rate	%	0.04	0.07	0.07
	Lost days due to work-related injuries[1]	day	397	106.5	71.3
	Lost time injury frequency rate (LTIFR)	/	0.2	/	/
	Lost workday rate	/	1.3	/	/
Health checkup	Employee health checkup coverage rate	%	100	100	100
Safety training	Annual safety training sessions	session	638	244	132
	Annual number of employees trained on safety	people	343,033	122,829	6,582
Safety inspection	Safety inspections	number	3,286	341	296
	Safety hazard inspections	number	30,659	11,947	1,351
Annual production safety accident		/	12	4	0
Annual amount of input in production safety		RMB million	26.08	16.19	/
Supply chain management					
Total number of suppliers by geographical region	Total number of suppliers	/	434	363	191
	North China	/	50	35	22
	Central China	/	22	21	11
	South China	/	49	26	12
	East China	/	300	264	138
	Northeast China	/	11	14	8
	Northwest China	/	0	0	0
	Hong Kong SAR, Macau SAR and Taiwan	/	0	0	0
	Overseas	/	2	3	0
Supplier access	Percentage of suppliers certified to IATF 16949	%	99.4	100	100
	Percentage of suppliers certified to ISO 14001	%	93.7	89	/
	Percentage of suppliers certified to ISO 45001	%	80.9	/	/

[1] The statistical data was expanded from the manufacturing link to all operations of Li Auto in 2023.

ESG Key Performance Indicators

Social

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Product quality and safety					
Quality and safety training	Training on quality and safety	person	29,834	27,546	/
	Training on quality and safety	session	350	/	744
	Annual quality and safety training	hour	44,752	28,000	2,976
Product R&D					
R&D Input		RMB billion	10.59	6.78	3.29
Patent	Cumulative number of granted patents	/	3,368	2,061	1,171
Trade mark	Cumulative number of trademarks registered[1]	/	1,669	655	494
Copyright	Cumulative number of registered copyrights for software	/	98	54	51
Training on the protection of intellectual property rights	Total session	session	34	28	11
	Total hour	hour	31	30	22
Information security management					
Total sessions of information security training		session	4	19	48
Total sessions of privacy training		session	7	/	/
Total number of data breach incidents		/	0	0	0
Product and user service					
After-sales service training	Total session of after-sales service Training	session	240	109	37
	Total hour of after-sales service Training	hour	234,599	146,264	/
	Pre-job training rate of new hires	%	100	100	100
Satisfaction survey	After-sale service	%	99.8	99.8	99.2
	Product delivery	%	99.9	/	/
	Test drive	%	99.9	/	/
User complaint	Total complaints	/	10,088	2,676	1,989
	Percentage of user complaints handled	%	100	100	100
	Percentage of user complaints resolved	%	100	100	98.8
Philanthropy					
Philanthropic contributions		RMB million	33.24	5.68	11.06

[1]   In 2021, the statistical data only included demestic trademarks, which covered all trademarks from 2022.

ESG Key Performance Indicators

Governance

Indicators		Unit	Data in 2023	Data in 2022	Data in 2021
Anti-corruption					
Integrity training	Employee integrity training	session	48	17	4
	Total employee integrity training	hour	17,000	7,994	12,450
	Coverage of employee integrity training	%	100	100	100
	Integrity training for management	session	2	1	1
	Total integrity training for management	hour	120	20	172.5
	Director integrity training	session	2	1	1
	Integrity training per director	hour	1	2.5	1.5
Number of corruption cases concluded		/	1	0	0

HKEX ESG Reporting Guide Content Index

Environmental

Environmental, Social and Governance Indicators		Page
A1 Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	P60-61
	A1.1 The types of emissions and respective emissions data.	P71
	A1.2 Total greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P71
	A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P71
	A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P71
	A1.5 Description of measures to mitigate emissions and results achieved.	P61
	A1.6 Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	P61
A2 Use of Resource	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.	P62

Environmental, Social and Governance Indicators		Page
A2 Use of Resource	A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in' 000s) and intensity (e.g. per unit of production volume, per facility).	P72
	A2.2 Total water consumption and intensity (e.g. per unit of production volume, per facility).	P62, P72
	A2.3 Description of energy use efficiency initiatives and results achieved.	P54, P62
	A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	P62
	A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	P58, P72
A3 The Environment and Natural Resources	General Disclosure Policies on minimising the issuer's significant impacts on the environment and natural resources.	P60
	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P55-65
A4 Climate Change	General Disclosure Policies on identification and mitigation of sign-ificant climaterelated issues which have impacted, and those which may impact, the issuer.	P52-54
	A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	P53

Social

Environmental, Social and Governance Indicators		Page
B1 Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	P39-41
	B1.1 Total workforce by gender, employment type, age group and geographical region.	P40
	B1.2 Employee turnover rate by gender, age group and geographical region.	P40
B2 Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	P45-50
	B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	P77
	B2.2 Lost days due to work injury.	P45
	B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	P45-50
B3 Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	P42-44
	B3.1 The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	P76

HKEX ESG Reporting Guide Content Index

Social

Environmental, Social and Governance Indicators		Page
B3 Development and Training	B3.2 The average training hours completed per employee by gender and employee category.	P76
B4 Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	P39
	B4.1 Description of measures to review employment practices to avoid child and forced labour.	P39
	B4.2 Description of steps taken to eliminate such practices when discovered.	P39
B5 Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.	P31-33
	B5.1 Number of suppliers by geographical region.	P77
	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	P31-32
	B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	P32-33

Environmental, Social and Governance Indicators		Page
B5 Supply Chain Management	B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	P32-33
B6 Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	P17-18, P26-30, P35-37
	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	P28
	B6.2 Number of products and service-related complaints received and how they are dealt with.	P37
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	P25
	B6.4 Description of quality assurance process and recall procedures.	P26-28
	B6.5 Description of consumer data protection and privacy policies and how they are implemented and monitored.	P17-18

Environmental, Social and Governance Indicators		Page
B7 Anti-corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	P15
	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P16
	B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P16
	B7.3 Description of anti-corruption training provided to directors and staff.	P16
B8 Community Investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	P67
	B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	P67-69
	B8.2 Resources contributed (e.g. money or time) to the focus area.	P67-68

82

Introduction　　01 Compliant Operation and Responsible Governance　　02 Innovative Pioneer and Outstanding Product　　03 Inclusive Care and Shared Growth　　04 Low-Carbon Operation and Green Ambition　　05 Community Contribution for a Better Society　　Appendix

GRI Index

Statement of use	Li Auto has reported in accordance with the GRI Standards for the period [January 1, 2023 to December 31, 2023].
GRI 1 used	GRI 1: Foundation 2021

GRI Standard	Disclosure	Location
GRI 2: General Disclosures 2021	2-1 Organizational details	P4
	2-2 Entities included in the organization's sustainability reporting	P3
	2-3 reporting period, frequency and contact point	P3
	2-4 Restatements of information	P3
	2-5 External assurance	/
	2-6 Activities, value chain and other business relationships	P4-5
	2-7 Employees	P38-50
	2-8 Workers who are not employees	P38-50
	2-9 Governance structure and composition	P9
	2-10 Nomination and selection of the highest governance body.	P9
	2-11 Chair of the highest governance body	P9
	2-12 Role of the highest governance body in overseeing the management of impacts	P9
	2-13 Delegation of responsibility for managing impacts	P9
	2-14 Role of the highest governance body in sustainability reporting	P11
	2-15 Conflicts of interest	P15
	2-16 Communication of critical concerns	P12
	2-17 Collective knowledge of the highest governance bodyin overseeing the management of impacts	P9
	2-18 Evaluation of the performance of the highest governance bodymanaging impacts	P9
	2-19 Remuneration policies	P41
	2-20 Process to determine remuneration	P44
	2-21 Annual total compensation ratio	/

GRI Standard	Disclosure	Location
GRI 2: General Disclosures 2021	2-22 Statement on sustainable development strategy	P12
	2-23 Policy commitments	P15, P39
	2-24 Embedding policy commitments	P15, P39
	2-25 Processes to remediate negative impacts	P16, P37, P39
	2-26 Mechanisms for seeking advice and raising concerns	P16, P37, P39
	2-27 Compliance with laws and regulations	P9
	2-28 Membership associations	P24, P59
	2-29 Approach to stakeholder engagement	P12
	2-30 Collective bargaining agreements	/
GRI 3: Material Topics 2021	3-1 Process to determine material topics	P12
	3-2 List of material topics	P12
	3-3 Management of material topics	P12
GRI 201: Economic Performance	201-1 Direct economic value generated and distributed	/
	201-2 Financial implications and other risks and opportunities due to climate changedevelopment strategy	P53-54
	201-3Defined benefit plan obligations and other retirement plans	P41
	201-4 Financial assistance received from government	/
GRI 203: Indirect Economic Impacts	203-1 Infrastructure investments and services supportedimpacts	/
	203-2 Significant indirect economic impactsraising concerns	/

GRI Standard	Disclosure	Location
GRI 204: Procurement Practices	204-1 Proportion of spending on local suppliers	P31
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	P15-16
	205-2 Communication and training about anti-corruption policies and procedures	P15-16
	205-3 Confirmed incidents of corruption and actions taken	P15-16
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	P15
GRI 301: Materials 2016	301-1 Materials used by weight or volume	P58
	301-2 Recycled input materials used	P58
	301-3 Recycled input materials used	P58
GRI 302: Energy 2016	302-1 Energy consumption within the organization	P72
	302-2 Energy consumption outside of the organization	P72
	302-3 Energy intensity	P72
	302-4 Reduction of energy consumption	P62
	302-5 Reductions in energy requirements of products and services	P55, P62
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	P62
	303-2 Management of water discharge-related impacts	P62
	303-3 Water withdrawal	P62
	303-4 Water discharge	P62
	303-5 Water consumption	P62

← ☰ → 83

Introduction
01 Compliant Operation and Responsible Governance
02 Innovative Pioneer and Outstanding Product
03 Inclusive Care and Shared Growth
04 Low-Carbon Operation and Green Ambition
05 Community Contribution for a Better Society
Appendix

GRI Index

GRI Standard	Disclosure	Location
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	P63
	304-2 Significant impacts of activities, products and services on biodiversity	P63
	304-3 Habitats protected or restored	/
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	/
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	P71
	305-2 Energy indirect (Scope 2) GHG emissions	P71
	305-3 Other indirect (Scope 3) GHG emissions	P71
	305-4 GHG emissions intensity	P71
	305-5 Reduction of GHG emissions	P71
	305-6 Emissions of ozone-depleting substances (ODS)	/
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	P71
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	P61
	306-2 Management of significant waste-related impacts	P61
	306-3 Waste generated	P61
	306-4 Waste diverted from disposal	P61
	306-5 Waste directed to disposal	P61
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteriawaste-related impacts	P32
	308-2 Negative environmental impacts in the supply chain and actions taken	P33
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	P40

GRI Standard	Disclosure	Location
GRI 401: Employment 2016	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	P41
	401-3 Parental leave	P41
GRI 402: Labor/Management Relations 2016	402-1 Minimum notice periods regarding operational changes	/
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management systememployee turnover	P45
	403-2 Hazard identification, risk assessment, and incident invest-igationemployees that are not provided to temporary or part-time employees	P46-49
	403-3 Occupational health services	P50
	403-4 Worker participation, consultation, and communication on occupational health and safety	P46-49
	403-5 Worker training on occupational health and safety	P48
	403-6 Promotion of worker health	P50
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	P49
	403-8 Workers covered by an occupational health and safety management system	P45
	403-9 Work-related injuries	P45
	403-10 Work-related ill health	P49
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	P76
	404-2 Programs for upgrading employee skills and transition assistance programs	P42-43
	404-3 Percentage of employees receiving regular performance and career development reviews	P44

GRI Standard	Disclosure	Location
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	P10, P39-40
	405-2 Ratio of basic salary and remuneration of women to men	/
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	P39
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	/
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	P39
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	P39
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving rights of indigenous peoples	/
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	/
	413-2 Operations with significant actual and potential negative impacts on local communities	/
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	P18
	414-2 Negative social impacts in the supply chain and actions taken	P18
GRI 415: Public Policy 2016	415-1 Political contributions	/
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	P29-30
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	P28
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	P18



Create a Mobile Home, Create Happiness.
创造移动的家，创造幸福的家。

Li Auto Inc. Environmental, Social and Governance Report 2023